                                                        333-14579
                                                        333-16097

                                                        Rule 424B4

                                1,800,000 SHARES

                                     COA LOGO

                           COACHMEN INDUSTRIES, INC.
                                  COMMON STOCK
                            ------------------------

     All 1,800,000 shares of Common Stock offered hereby are being sold by Coachmen Industries, Inc. (the "Company"). The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol "COA." The last reported sale price of the Common Stock on the New York Stock Exchange on November 13, 1996 was $24.50 per share.

     SEE "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   PRICE TO        UNDERWRITING      PROCEEDS TO
                                                    PUBLIC         DISCOUNT (1)      COMPANY (2)
----------------------------------------------------------------------------------------------------
Per Share....................................       $24.50            $1.185           $23.315
Total (3)....................................    $44,100,000        $2,133,000       $41,967,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting offering related expenses payable by the Company estimated at $315,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 270,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, Underwriting Discount and Proceeds to Company will be $50,715,000, $2,452,950 and $48,262,050, respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters when, as and if received and accepted by them, subject to their right to withdraw, modify, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares will be made against payment on or about November 19, 1996 at the offices of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York 10281.

                            ------------------------

                            Oppenheimer & Co., Inc.

                The date of this Prospectus is November 14, 1996

                 [Picture of Coachmen Catalina Travel Trailer]

           [Picture of Chevy Express Van Conversion by Coachmen Vans]

                 [Picture of Shasta Fifth Wheel Travel Trailer]

                   [Picture of Shasta Class C Mini Motorhome]

             [Picture of Georgie Boy Cruise Air Class A Motorhome]

        [Picture of The Charleston by All American Homes--Modular Home]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Coachmen Industries, Inc. ("Coachmen" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, the registration statement related to this offering and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street N.W., Washington D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. In addition, reports, proxy statements and other information filed by the Company may be inspected at the offices of the New York Stock Exchange (the "NYSE") upon which the Common Stock of the Company is traded. The Commission maintains a Web site that contains reports, proxy statements and other information that has been filed electronically by the Company with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission (File No. 1-7160) pursuant to the Exchange Act and are incorporated herein by reference and made a part of this Prospectus:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

          3. The Company's Current Report on Form 8-K dated August 6, 1996;

          4. Description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A; and

          5. Description of the Company's Common Share Purchase Rights contained in the Company's Registration Statement on Form 8-A.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Company's common stock (the "Common Stock") shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the respective filing dates of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge a copy of any and all information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into such information) upon written or oral request to the Company at its headquarters, 601 East Beardsley Avenue, Elkhart, Indiana 46514, attention: Secretary (telephone number:
219-262-0123).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents and financial statements included and incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option described under "Underwriting." All share and per share data have been retroactively adjusted to give effect to a two-for-one stock split effective August 28, 1996.

                                  THE COMPANY

     Coachmen is one of the largest full-line producers of recreational vehicles ("RVs") and is the largest builder of modular homes in the country. The Company's RVs are marketed under various brand names including Coachmen, Shasta and Viking through approximately 1,200 independent dealers located in 49 states and internationally and six Company-owned dealerships. In 1995, according to the Recreational Vehicle Industry Association ("RVIA"), RV manufacturers shipped approximately 247,000 units (excluding van conversions) having an aggregate retail value of approximately $6 billion. The Company's market share as measured by wholesale unit shipments grew from 5.7% in 1992 to 7.5% in 1995. Modular homes are manufactured by the Company's All American Homes operation which sells homes through approximately 300 builder/dealers.

     Recreational vehicles are either driven or towed and serve as temporary living quarters for camping, travel and other leisure activities. Recreational vehicles may be categorized as motorhomes, travel trailers, camping trailers or truck campers. A motorhome is a self-powered mobile dwelling built on a special heavy duty chassis. A travel trailer is a mobile dwelling designed to be towed behind another vehicle. Camping trailers are smaller towed units constructed with sidewalls that may be raised up and folded out. Truck campers are designed to be mounted on the bed of a pickup truck. The Company also produces a number of parts and supplies for the RV and other related industries. These components, which are used in the Company's products as well as sold to other RV manufacturers, include van tops, running boards and furniture. In addition, the Company has developed a line of ergonomically designed office chairs. The Company manufactures RVs and related components in Indiana, Michigan, Georgia and Oregon.

     The Company's factory-produced modular homes are designed to serve as permanent living quarters and are constructed on a conventional wood floor system, similar to those used in traditional site-built houses. Modular homes are transported on special carriers to a permanent location where the home is usually set by crane on a basement or crawl space foundation. The Company's modular homes are produced on an assembly line basis in plants located in Indiana, Iowa, North Carolina and Tennessee.

     The table below sets forth the composition of the Company's net sales for each of the last three years and the nine months ended September 30, 1995 and 1996 (dollar amounts in thousands):

                                        YEAR ENDED DECEMBER 31,                                 NINE MONTHS
                           --------------------------------------------------               ENDED SEPTEMBER 30,
                                                                                      --------------------------------
                                1993              1994              1995
                           --------------    --------------    --------------              1995              1996
                                                                                      --------------    --------------
Vehicles:
  Motorhomes.............  $159,057    48%   $177,583    45%   $279,917    54%        $213,313    55%   $255,990    55%
  Travel Trailers........    67,999    21      98,147    25     102,229    20           79,185    20      93,796    20
  Camping Trailers.......     9,757     3      10,764     3      12,728     2           10,495     2      15,559     3
  Truck Campers..........     3,512     1       3,117     1       3,748     1            3,293     1       2,011    --
  Parts and Supplies.....    25,724     8      31,397     8      33,991     7           25,961     7      30,625     7
  Ambulances.............    15,035     4       6,423     1          --    --               --    --          --    --
                           --------   ---    --------   ---    --------   ---         --------   ---    --------   ---
    Total Vehicles.......   281,084    85     327,431    83     432,613    84          332,247    85     397,981    85
Housing..................    48,427    15      66,593    17      83,249    16           58,689    15      71,618    15
                           --------   ---    --------   ---    --------   ---         --------   ---    --------   ---
      Total..............  $329,511   100%   $394,024   100%   $515,862   100%        $390,936   100%   $469,599   100%
                           ========   ===    ========   ===    ========   ===         ========   ===    ========   ===

INDUSTRY DEMOGRAPHICS

     The industry is currently experiencing favorable demographic trends. According to a 1994 University of Michigan study sponsored by the RVIA (the "Michigan Study"), approximately 8.2 million households owned RVs (including van conversions) in 1993, up from 7.7 million households in 1988 and 5.8 million households in 1980. Recreational vehicles are purchased by adults in all age ranges, but the highest market penetration is with those in the 50 to 65 age group. While the average RV owner is 48 years old, the typical motorhome and travel trailer owners are 63 and 52 years old, respectively. According to the Census Bureau of the U.S. Department of Commerce, the number of Americans aged 55 to 64 years old is projected to grow 12.1% from 1993 through the year 2000 compared to 7.1% for the overall population. Baby Boomers are defined as those born between the years 1946 and 1964, thus the leading edge of the Baby Boom generation began turning 50 years of age in 1996. As Baby Boomers enter and travel through the important 50 to 65 age group, they represent the potential for a secular uptrend in the RV industry.

BUSINESS STRATEGY

     The Company's business strategy is to consistently grow its earnings by remaining focused primarily on the two major industries it currently serves: RVs and housing. Management also intends to grow its parts and supply businesses, which manufacture products related to the RV and similar industries.

     The Company's objective is to reduce the impact of the cyclical nature of its RV and modular home businesses by (i) emphasizing its long-standing reputation for quality and customer service, and (ii) utilizing its financial strength to opportunistically acquire other businesses, thereby increasing its market share as a means of providing consistent earnings growth. The Company seeks to increase its market share in both the RV and the modular housing industries through growth in existing operations as well as through strategic acquisitions and new plant openings.

                                  THE OFFERING

Common Stock Offered by the Company................   1,800,000 shares
Common Stock Outstanding After the Offering........   16,910,530 shares
Use of Proceeds....................................   For general corporate purposes,
                                                      including working capital requirements,
                                                      expenditures for plant and equipment,
                                                      and the potential acquisition of
                                                      compatible businesses
New York Stock Exchange Symbol.....................   COA

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               (UNAUDITED)
                                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
CONSOLIDATED INCOME STATEMENT  ----------------------------------------------------     -------------------------
            DATA:                1991       1992       1993     1994(1)    1995(2)      1995(2)         1996
                               --------   --------   --------   --------   --------     --------   --------------
Net sales..................... $231,368   $292,790   $329,511   $394,024   $515,862     $390,936      $469,599
Cost of goods sold............  205,192    250,609    281,822    335,567    444,627      337,752       401,329
                               --------   --------   --------   --------   --------     --------      --------
    Gross profit..............   26,176     42,181     47,689     58,457     71,235       53,184        68,270
                               --------   --------   --------   --------   --------     --------      --------
Operating expenses:
  Selling and delivery........   19,180     19,041     19,232     20,080     25,593       19,586        20,545
  General and
    administrative............   19,843     15,302     15,789     15,877     18,983       14,429        16,152
                               --------   --------   --------   --------   --------     --------      --------
                                 39,023     34,343     35,021     35,957     44,576       34,015        36,697
                               --------   --------   --------   --------   --------     --------      --------
    Operating income (loss)...  (12,847)     7,838     12,668     22,500     26,659       19,169        31,573
                               --------   --------   --------   --------   --------     --------      --------
Nonoperating income (expense):
  Interest expense............   (3,573)    (2,917)    (2,028)    (1,481)    (3,142)      (2,306)       (1,239)
  Interest income.............      495        435        474        667      1,306          891           979
  Gain on sale of properties,
    net.......................    2,362        402        225        889        793          786           728
  Other, net..................      282      2,504      1,357        237      2,341          714           958
                               --------   --------   --------   --------   --------     --------      --------
                                   (434)       424         28        312      1,298           85         1,426
                               --------   --------   --------   --------   --------     --------      --------
    Income (loss) before
      income taxes and
      cumulative effect of
      accounting change.......  (13,281)     8,262     12,696     22,812     27,957       19,254        32,999
Income taxes..................      153        125         --      8,028     10,408        7,155        12,024
                               --------   --------   --------   --------   --------     --------      --------
    Income (loss) before
      cumulative effect of
      accounting change.......  (13,434)     8,137     12,696     14,784     17,549       12,099        20,975
Cumulative effect of
  accounting change...........       --         --         --         --         --           --         2,294
                               --------   --------   --------   --------   --------     --------      --------
    Net income (loss)......... $(13,434)  $  8,137   $ 12,696   $ 14,784   $ 17,549     $ 12,099      $ 23,269
                               ========   ========   ========   ========   ========     ========      ========
Weighted average number of
  shares of Common Stock
  outstanding(3)..............   14,327     14,362     14,608     14,744     14,882       14,871        15,029
                               ========   ========   ========   ========   ========     ========      ========
Net income (loss) per share of
  Common Stock(3)............. $   (.94)  $    .57   $    .87   $   1.00   $   1.18     $    .81      $   1.55
                               ========   ========   ========   ========   ========     ========      ========
Cash dividends per share of
  Common Stock(3)............. $    .04   $    .04   $   .095   $    .12   $    .14     $   .105      $   .135
                               ========   ========   ========   ========   ========     ========      ========

                                                                                       (UNAUDITED)
                                                                                   SEPTEMBER 30, 1996
                                                                                -------------------------
                      CONSOLIDATED BALANCE SHEET DATA:                           ACTUAL    AS ADJUSTED(4)
                                                                                --------   --------------
Working capital.............................................................    $ 70,509      $112,161
Total assets................................................................     187,919       229,571
Long-term debt..............................................................      10,260        10,260(5)
Total shareholders' equity..................................................     113,321       154,973

-------------------------
(1) The operating assets and business of the North Carolina division of Muncy Building Enterprises, L.P. were acquired on September 23, 1994, and certain assets and the business of Southern Ambulance Builders, Inc., were sold on April 29, 1994. See Note 9 of Notes to Consolidated Financial Statements.
(2) Georgie Boy Mfg., Inc. was acquired on January 3, 1995. See Note 9 of Notes to Consolidated Financial Statements.
(3) All share and per share data have been retroactively adjusted to give effect to a two-for-one stock split effective August 28, 1996.
(4) Adjusted to give effect to this offering and the application of the net proceeds therefrom. See "Use of Proceeds."
(5) This table does not reflect the issuance by a subsidiary of the Company on November 13, 1996 of a $5,000,000 promissory note obligation in connection with an industrial revenue bond.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

     Certain statements contained in this Prospectus, such as those concerning the Company's business strategy, the expected future demand for RVs and modular housing, capital requirements and other statements regarding matters that are not historical facts are forward looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")). Because such forward looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Investment Considerations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                           INVESTMENT CONSIDERATIONS

     Prospective investors should read the entire Prospectus carefully and should consider, among other things, the investment considerations set forth below.

CYCLICALITY OF BUSINESS; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The RV and housing industries are highly cyclical. Companies within these industries are subject to volatility in operating results due to external factors such as economic, demographic and political changes. These factors include fuel availability and fuel prices, overall consumer confidence and general economic conditions, the level of discretionary consumer spending, interest rates and unemployment. In addition, the Company's future sales and operating results could fluctuate significantly from period to period due to factors such as competition, the number of dealers, the mix of RVs sold, the ability to utilize manufacturing resources efficiently, the timing of trade shows and rallies, the introduction and consumer acceptance of new models and designs by the Company and its competitors, the availability of alternative housing, population growth and population aging. Due to the relatively high selling prices of the Company's products, small variations in the number of RVs and modular houses sold in any quarter can have a significant effect on sales and operating results for that quarter. Accordingly, the results for any prior period may not be indicative of results for any future period.

     Seasonal factors, over which the Company has no control, also have an effect on the demand for the Company's products. Demand in the RV and modular housing industries generally declines during the winter season, while sales and profits are generally highest during the spring and summer months. In addition, unusually severe weather conditions in certain markets could delay the timing of shipments from one quarter to another. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL LIABILITIES UNDER REPURCHASE AGREEMENTS

     The Company, as is common in the RV industry, enters into repurchase agreements with the lending institutions which finance dealer purchases of the Company's RV products. These agreements obligate the Company, under certain circumstances, to repurchase its products in the dealer's inventory in the event of a default by the dealer to its lender. If the Company were obligated to repurchase a substantial number of vehicles in the future, it could result in losses and could reduce new vehicle sales. See Note 10 of Notes to Consolidated Financial Statements for the years ended December 31, 1993, 1994 and 1995.

AVAILABILITY AND PRICE OF GASOLINE

     Many RVs produced by the Company require gasoline for their operation. Gasoline has, at various times in the past, been difficult to obtain, and there can be no assurance that the supply of gasoline will continue uninterrupted, that rationing will not be imposed or that the price of, or tax on, gasoline will not significantly increase in the future. Shortages of gasoline and significant increases in gasoline prices have had a substantial adverse effect on the demand for RVs in the past and could have a material adverse effect on demand in the future.

COMPETITION

     The markets for RVs and modular housing are highly competitive, and the Company has numerous competitors and potential competitors in these industries. Some of these competitors have greater financial and other resources than the Company. Initial capital requirements for entry into the manufacture of RVs and modular housing are relatively small. There can be no assurance that either existing or new competitors will not develop products that are superior to the Company's or that achieve better consumer acceptance, or that the Company will continue to remain competitive. See "Business -- Competition."

POTENTIAL CHANGES IN CONSUMER PREFERENCES; NEW PRODUCT INTRODUCTIONS

     There can be no assurance that historical consumer preferences for RVs in general and for the Company's products in particular will remain unchanged. The Company believes that, with respect to its RV operations, the introduction of new features and new models will be critical to its future success. Delays in the introduction of new models or product features or a lack of market acceptance of new models or features could have a material adverse effect on the Company's business. There also can be no assurance that product introductions in the future will not disrupt revenues from existing models and adversely affect operating results.

DEPENDENCE ON CERTAIN SUPPLIERS

     The chassis for the Company's RVs are purchased from a limited number of manufacturers. Chassis availability, from time to time, has constrained the Company's production and no assurances can be given this will not occur in the future. Limited chassis availability in the future could have a material adverse effect on the Company's sales and operating results. See "Business -- Recreational Vehicles -- Production and Distribution."

ENVIRONMENTAL REGULATION

     The Company's RV and modular housing operations are subject to a variety of federal and state environmental regulations relating to the use, generation, storage, treatment, emission, and disposal of hazardous materials and wastes and noise pollution. Such laws and regulations are becoming more stringent, and it is likely that future amendments to these environmental statutes and additional regulations promulgated thereunder will be applicable to the Company, its manufacturing operations and its products in the future. The failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process or costly cleanup or capital expenditures.

REGULATORY MATTERS

     The Company, its products and its manufacturing operations are subject to a variety of federal, state and local regulations, including the National Traffic and Motor Vehicle Safety Act, and numerous state consumer protection laws and regulations relating to the operation of motor vehicles, including so-called "Lemon Laws." Amendments to these regulations and the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating or selling the Company's products and could have a material adverse effect on the Company's sales and operating results. The failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, potential civil and criminal liability, suspension of sales or production or cessation of operations.

     Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of RVs which are financed through mortgage borrowings. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional regulations will be applicable to the Company and its products in the future. Amendments to these laws and regulations and the implementation of new regulations could have a material adverse effect on the Company.

     The Company is subject to regulations which may require the Company to recall products with design or safety defects. Product defects may also result in a large number of product liability or warranty claims. The Company's operating results could be materially and adversely affected by a major product recall or if warranty or product liability claims in any period exceed accrued liabilities for future warranty claims.

     The Company's modular housing operations are subject to a variety of federal, state and local laws and building and zoning codes. Amendments to these laws and codes and the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating or selling the Company's modular homes and could have a material adverse effect on the Company's sales of these products. The failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, potential civil and criminal liability, suspension of production or cessation of operations.

     The manufactured housing industry is an indirect competitor of the Company's modular housing business. At present, the manufactured housing industry is subject to U.S. Department of Housing and Urban Development ("HUD") building regulations which require that manufactured homes be constructed on steel frames, whereas the Company's modular homes are constructed with conventional wood floor systems. Lobbyists for the manufactured housing industry are actively trying to amend the HUD regulations to permit the use of conventional wood floor systems in manufactured homes. To the extent that this lobbying effort is successful, the Company will be subject to increased competition from, and may lose market share to, the manufactured housing industry.

LEGAL MATTERS

     The Company has from time to time been subject to product liability claims, although no material litigation is currently pending against the Company. To date, the Company has been successful in obtaining product liability insurance on terms the Company considers acceptable. The Company's current policies jointly provide coverage against claims based on occurrences within the policy periods up to a maximum of $27 million for each occurrence and $27 million in the aggregate. In addition, the Company self-insures for the first $250,000 to $500,000 per product liability claim and for worker's compensation. There can be no assurance that the Company will be able to obtain insurance coverage in the future at acceptable levels or that the costs of insurance will be reasonable. Furthermore, successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding the applicable insurance coverage, could have a material adverse effect on the Company's operating results and financial condition.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, announcements of new products by the Company or its competitors, general conditions in the RV and modular housing markets, general economic and political conditions, general stock market conditions and other events or factors. In addition, the stocks of many publicly held RV and modular housing companies have in the past experienced price and volume fluctuations which have not necessarily been directly related to such companies' operating performance, and the market price of the Company's Common Stock has experienced and may in the future experience similar fluctuations.

ANTI-TAKEOVER PROVISIONS

     The Company's shareholder rights plan provides for a bundling of common share purchase rights with all issuances of Common Stock. These common share purchase rights could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Common Stock -- Shareholder Rights Plan."

     The Company's bylaws contain a 60-day notice provision for director nominations. This provision allows nominations for the election of directors to be made by the Board of Directors or by any stockholder entitled to vote for the election of directors. Such nominations must be made by notice in writing not less than 60 days prior to any meeting of the stockholders called for the election of directors. This notice provision could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

                                USE OF PROCEEDS

     The Company estimates that the net proceeds from the sale of the Common Stock offered hereby (after deducting the underwriting discount and the estimated offering expenses) will be $41,652,000. The Company intends to use such proceeds, together with cash on hand, for general corporate purposes, including working capital requirements and expenditures for plant and equipment. Such proceeds may also be used for the acquisition of compatible businesses. To date, the Company has no understandings, arrangements or agreements with respect to any acquisitions.

                                DIVIDEND POLICY

     The Company has paid a quarterly cash dividend since the fourth quarter of 1982. The most recent quarterly cash dividend was $0.05 per share and was declared on July 17, 1996. It is presently the intent of the Company to retain a substantial portion of its earnings for general corporate purposes, including business expansion, and for possible acquisitions. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, capital needs, future prospects and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The table below sets forth cash and temporary cash investments, current maturities of long-term debt and total capitalization of the Company at September 30, 1996, and as adjusted to give effect to the sale of the 1,800,000 shares of Common Stock offered hereby, and the application of the estimated proceeds therefrom. See "Use of Proceeds."

                                                                            SEPTEMBER 30, 1996
                                                                          -----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                          --------    -----------
                                                                              (IN THOUSANDS)
Cash and temporary cash investments....................................   $ 26,853     $  68,505
                                                                          ========      ========
Current maturities of long-term debt...................................   $  2,109     $   2,109*
                                                                          ========      ========
Long-term debt.........................................................   $ 10,260     $  10,260*
Total shareholders' equity.............................................    113,321       154,973
                                                                          --------      --------
     Total capitalization..............................................   $123,581     $ 165,233
                                                                          ========      ========

-------------------------
* This table does not reflect the issuance by a subsidiary of the Company on November 13, 1996 of a $5,000,000 promissory note obligation in connection with an industrial revenue bond.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the NYSE (stock symbol -- COA). The following table sets forth for the quarters indicated the high and low composite per share sales prices as reported by the NYSE.

                                                                                  HIGH                LOW
                                                                             ---------------    ---------------
1994:
  First quarter...........................................................   $ 9 3/16           $ 7 1/4
  Second quarter..........................................................     8 15/16            6 1/4
  Third quarter...........................................................     7 5/8              5 7/8
  Fourth quarter..........................................................     7 13/16            5 7/8
1995:
  First quarter...........................................................   $ 9 3/16           $ 7 7/16
  Second quarter..........................................................     9 1/4              6 11/16
  Third quarter...........................................................     8 13/16            7 1/16
  Fourth quarter..........................................................    11 13/16            8 1/16
1996:
  First quarter...........................................................   $13 7/8            $ 9 7/16
  Second quarter..........................................................    19 9/16            12 7/8
  Third quarter...........................................................    26 3/4             15 3/8
  Fourth quarter(1).......................................................    29                 24 1/4

-------------------------
(1) Through November 13, 1996

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected consolidated financial data set forth below for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, have been derived from the Company's consolidated financial statements for such years which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected consolidated financial data for the nine months ended September 30, 1995 and 1996, have been derived from the Company's unaudited consolidated financial statements and contain all adjustments necessary for a fair presentation of such financial information. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Condensed Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
CONSOLIDATED INCOME STATEMENT  ----------------------------------------------------     -------------------------
            DATA:                1991       1992       1993     1994(1)    1995(2)      1995(2)         1996
                               --------   --------   --------   --------   --------     --------   --------------
Net sales..................... $231,368   $292,790   $329,511   $394,024   $515,862     $390,936      $469,599
Cost of goods sold............  205,192    250,609    281,822    335,567    444,627      337,752       401,329
                               --------   --------   --------   --------   --------     --------      --------
    Gross profit..............   26,176     42,181     47,689     58,457     71,235       53,184        68,270
                               --------   --------   --------   --------   --------     --------      --------
Operating expenses:
  Selling and delivery........   19,180     19,041     19,232     20,080     25,593       19,586        20,545
  General and
    administrative............   19,843     15,302     15,789     15,877     18,983       14,429        16,152
                               --------   --------   --------   --------   --------     --------      --------
                                 39,023     34,343     35,021     35,957     44,576       34,015        36,697
                               --------   --------   --------   --------   --------     --------      --------
    Operating income (loss)...  (12,847)     7,838     12,668     22,500     26,659       19,169        31,573
                               --------   --------   --------   --------   --------     --------      --------
Nonoperating income (expense):
  Interest expense............   (3,573)    (2,917)    (2,028)    (1,481)    (3,142)      (2,306)       (1,239)
  Interest income.............      495        435        474        667      1,306          891           979
  Gain on sale of properties,
    net.......................    2,362        402        225        889        793          786           728
  Other, net..................      282      2,504      1,357        237      2,341          714           958
                               --------   --------   --------   --------   --------     --------      --------
                                   (434)       424         28        312      1,298           85         1,426
                               --------   --------   --------   --------   --------     --------      --------
    Income (loss) before
      income taxes and
      cumulative effect of
      accounting change.......  (13,281)     8,262     12,696     22,812     27,957       19,254        32,999
Income taxes..................      153        125         --      8,028     10,408        7,155        12,024
                               --------   --------   --------   --------   --------     --------      --------
    Income (loss) before
      cumulative effect of
      accounting change.......  (13,434)     8,137     12,696     14,784     17,549       12,099        20,975
Cumulative effect of
  accounting change...........       --         --         --         --         --           --         2,294
                               --------   --------   --------   --------   --------     --------      --------
    Net income (loss)......... $(13,434)  $  8,137   $ 12,696   $ 14,784   $ 17,549     $ 12,099      $ 23,269
                               ========   ========   ========   ========   ========     ========      ========
Weighted average number of
  shares of Common Stock
  outstanding(3)..............   14,327     14,362     14,608     14,744     14,882       14,871        15,029
                               ========   ========   ========   ========   ========     ========      ========
Net income (loss) per share of
  Common Stock(3)............. $   (.94)  $    .57   $    .87   $   1.00   $   1.18     $    .81      $   1.55
                               ========   ========   ========   ========   ========     ========      ========
Cash dividends per share of
  Common Stock(3)............. $    .04   $    .04   $   .095   $    .12   $    .14     $   .105      $   .135
                               ========   ========   ========   ========   ========     ========      ========

                                                   DECEMBER 31,                            SEPTEMBER 30, 1996
  CONSOLIDATED BALANCE SHEET   ----------------------------------------------------     -------------------------
            DATA:                1991       1992       1993       1994       1995        ACTUAL    AS ADJUSTED(4)
                               --------   --------   --------   --------   --------     --------   --------------
Working capital............... $ 16,113   $ 26,071   $ 38,250   $ 51,334   $ 60,558     $ 70,509      $112,161
Total assets..................   86,489     88,836     94,736    125,021    150,249      187,919       229,571
Long-term debt................    6,807      5,336      3,750      7,023     12,118       10,260        10,260(5)
Total shareholders' equity....   40,459     48,589     61,006     74,756     91,037      113,321       154,973

-------------------------
(1) The operating assets and business of the North Carolina division of Muncy Building Enterprises, L.P. were acquired on September 23, 1994, and certain assets and the business of Southern Ambulance Builders, Inc., were sold on April 29, 1994. See Note 9 of Notes to Consolidated Financial Statements.

(2) Georgie Boy Mfg., Inc. was acquired on January 3, 1995. See Note 9 of Notes to Consolidated Financial Statements.

(3) All share and per share data have been retroactively adjusted to give effect to a two-for-one stock split effective August 28, 1996.

(4) Adjusted to give effect to this offering and the application of the net proceeds therefrom. See "Use of Proceeds."

(5) This table does not reflect the issuance by a subsidiary of the Company on November 13, 1996 of a $5,000,000 promissory note obligation in connection with an industrial revenue bond.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Selected Consolidated Financial Data, the Consolidated Financial Statements for the Years Ended December 31, 1993, 1994 and 1995 and the Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 1995 and 1996, appearing elsewhere herein.

OVERVIEW

     The Company was founded in 1964 as a manufacturer of RVs and began manufacturing modular homes in 1982. Since that time, the Company has evolved into a market leader in both business segments through a combination of internal growth and strategic acquisitions. As part of its continuing effort to focus on its two core businesses, the Company acquired in January 1995 the third largest Class A motorhome producer, Georgie Boy Mfg., Inc. (the "Georgie Boy Acquisition"), which more than doubled the Company's market share in this sector of the motorized RV market. In September 1994, the Company acquired the assets of a modular home business, the North Carolina division of Muncy Building Enterprises, L.P. (the "North Carolina Acquisition"), which enabled the Company to enter a new geographic market, resulting in an increase in overall market share.

     The Company's new plant openings have been an important component of its internal growth strategy. In May 1995, the Company opened a new modular housing plant in Tennessee (the "Tennessee Plant Opening"). In February 1996, the Company further increased its market share by opening a new fifth wheel and conventional travel trailer plant in Oregon (the "Oregon Plant Opening"). The Company plans to open an additional travel trailer plant in Indiana in December 1996 to capitalize on the growing market share of the value-priced travel trailer segment of its RV business.

     The Company's business segments are cyclical and subject to certain seasonal demand cycles and changes in general economic and political conditions. See "Investment Considerations." Demand in the RV and modular housing industries generally declines during the winter season, while sales and profits are generally highest during the spring and summer months. Inflation and changing prices have had minimal direct impact on the Company in the past in that selling prices and material costs have generally followed the rate of inflation.

RESULTS OF OPERATIONS

Comparison of the Nine Months Ended September 30, 1996 to the Nine Months Ended September 30, 1995.

     Consolidated net sales increased $78.7 million, or 20.1% to $469.6 million during the first nine months of 1996 from $390.9 million during the first nine months of 1995. The Company's vehicle segment, which includes the parts and supply group of companies, experienced a net sales increase of 19.8% while the housing segment had a net sales increase of 22.0%. Both vehicles and housing experienced increases in unit sales and in the average sales price per unit during the 1996 period.

     Gross profit for the first nine months of 1996 increased to $68.3 million, or 14.5% of net sales, from $53.2 million and 13.6% of net sales in the first nine months of 1995. The increase in gross profit was primarily due to the net sales increase in the first nine months of 1996 from the corresponding period in 1995. The increase in the gross profit percentage represents the spreading of fixed costs over higher production volume. The housing segment continued experiencing lower gross margins associated with the North Carolina Acquisition and the Tennessee Plant Opening.

     As a percentage of net sales, operating expenses, which include selling, delivery, general and administrative expenses, were 7.8% and 8.7% for the first nine months of 1996 and 1995. Selling expenses for the 1996 period represented a decrease of 0.6%, primarily resulting from increased demand for the Company's products. As a percentage of net sales, delivery expenses remained relatively unchanged. General and administrative expenses were 3.4% of net sales for the nine months compared to 3.7% in 1995 due to an increase in net sales. General and administrative expenses increased during the 1996 period due to increased incentive compensation earned as a result of increased profits.

     Interest expense for the first nine months of 1996 decreased to $1.2 million, or 0.3% of net sales, from $2.3 million, or 0.6% of net sales, for the first nine months of 1995, primarily as a result of a change to the cash surrender value method of accounting for the Company's investment in life insurance contracts. These life insurance contracts were purchased to fund obligations under deferred compensation agreements with executives and other key employees. The interest costs associated with deferred compensation obligations and with the borrowings against the cash value of the insurance policies are now partially offset by the increases in cash surrender values each accounting period. Previously, the increases in cash surrender values were not recognized, since the investment in life insurance contracts consisted only of the capitalized insurance premiums.

     Interest income for the first nine months of 1996 increased to $1.0 million from $0.9 million for the comparable period in 1995, primarily due to the amounts of cash and temporary cash investments in 1996 versus 1995. Increases in cash and temporary cash investments were primarily generated from operating activities.

     Net gain on the sale of properties decreased to $728,000 for the first nine months of 1996 from $786,000 for the first nine months of 1995. This variance is the result of the amount of gain recognized upon the disposition of various small properties. Assets are continually analyzed and every effort is made to sell or dispose of properties that are determined to be unproductive.

     Other income, net, represents income of $1.0 million for the 1996 nine months compared to income of $0.7 million for the 1995 nine months. The most significant variance was due to a final determination of insurance proceeds from assets destroyed in a fire which consumed the Company's Prodesign production facility in August 1995.

     Income taxes for the first nine months of 1996 increased to $12.0 million, or 2.6% of net sales, from $7.2 million, or 1.8% of net sales, for the first nine months of 1995. The 1996 effective tax rate was 36.4% compared to 37.2% in 1995. The decrease in the effective tax rate for 1996 is attributable to an increase in nontaxable income in 1996.

     Net income for the nine months ended September 30, 1996 was $23.3 million compared to $12.1 million for the nine months ended September 30, 1995, which includes the $2.3 million cumulative effect of an accounting change. See Note C of Notes to Condensed Consolidated Financial Statements for the nine months ended September 30, 1995 and 1996.

Comparison of the Year Ended December 31, 1995 to the Year Ended December 31,
1994

     Consolidated net sales for 1995 were $515.9 million, an increase of 30.9% over $394.0 million reported in 1994. The Company's RV segment, which includes the parts and supply businesses, experienced a sales increase of 32.1%, while the housing segment of the Company's business increased by 25.0%. Recreational vehicle segment sales were augmented by the sales resulting from the Georgie Boy Acquisition. In addition, 1994 included the net sales of Southern Ambulance Builders, Inc., which was sold on April 29, 1994. After eliminating the net sales of Georgie Boy from 1995 and Southern Ambulance from 1994, the Company's RV segment experienced a net sales increase of 8.2%. New product introductions and aggressive pricing resulted in significant market share gains in most RV product categories, while the industry as a whole experienced a reported sales decline. The Company's increased capacity in the housing segment, resulting from the North Carolina Acquisition and the Tennessee Plant Opening, enabled continued growth and contributed to a substantial gain of market share. The Company's RV and modular housing segments experienced increases in both the number of units sold and the average sales price per unit. Historically, the Company's first and fourth quarters are the slowest for sales in both the RV and modular housing segments. Strong sales volume throughout 1995 allowed for more efficient production through the normally slower winter months. See Note 12 of Notes to Consolidated Financial Statements for unaudited interim financial information.

     Gross profit as a percentage of net sales for 1995 was 13.8% compared to 14.8% reported for 1994. This decrease reflects an industry wide sales decline in van conversions and intensified competition in camping trailers, as well as lower profitability levels attributable to the North Carolina Acquisition and Tennessee Plant

Opening. The Company expects that as these plants reach full capacity, inefficiencies associated with the plant acquisition and opening should be reduced and eventually eliminated. The industry decline in sales of van conversions and increased competition in camping trailers has led to strong pricing competition and underutilized capacity. The increase in motorized product sales resulting from the Georgie Boy Acquisition contributed to a higher cost of goods sold since motorized products generally have a higher cost of goods manufactured as a percentage of net sales due to the chassis cost.

     Operating expenses, consisting of selling and delivery and general and administrative expenses, were $44.6 million or 8.6% of net sales in 1995 compared with $36.0 million or 9.1% of net sales in 1994. Selling and delivery expenses were $25.6 million, or 5.0% of net sales, in 1995 compared with $20.1 million, or 5.1% in 1994. Delivery expenses tend to fluctuate with sales mix, as well as changes in geographical areas to which products are delivered. The overall decrease in selling and delivery expenses as a percentage of net sales was primarily the result of increased demand for the Company's products. General and administrative expenses were $19.0 million or 3.7% of net sales in 1995 compared with $15.9 million or 4.0% of net sales in 1994. The 0.3% reduction in general and administrative expenses as a percentage of net sales was caused by the spreading of the Company's relatively fixed expenses in this category over increased net sales. The increase in general and administrative expenses in absolute dollars was due to increases in the administrative salaries and payroll taxes associated with the Georgie Boy Acquisition, the North Carolina Acquisition and the Tennessee Plant Opening.

     Operating income was $26.7 million in 1995 compared with $22.5 million in 1994, an increase of 18.5%. This increase was consistent with a $12.8 million increase in gross profit and an overall decrease of 0.5% in operating expenses as a percentage of net sales. The Company's RV segment produced operating income of $18.1 million, or 4.2% of RV net sales, compared with operating income of $15.4 million, or 4.7% of RV net sales in 1994, while the modular housing segment generated 1995 operating income of $8.6 million, or 10.4% of modular housing net sales, compared with 1994 operating income of $8.2 million, or 12.3% of modular housing net sales. See Note 2 of Notes to Consolidated Financial Statements. The decrease in operating income as a percentage of net sales for the Company's housing segment was attributable to the North Carolina Acquisition and Tennessee Plant Opening.

     Interest expense increased in 1995 to $3.1 million from $1.5 million in 1994 as a result of increases in long-term debt associated with the Georgie Boy Acquisition, the North Carolina Acquisition and the economic development bond used to finance the Tennessee Plant Opening, as well as a general increase in interest rates from 1994 to 1995. There were no borrowings on the Company's short-term line of credit during 1995 or 1994.

     Interest income increased from $0.7 million in 1994 to $1.3 million in 1995 due to the Company's cash and temporary investment activity in 1995 compared with 1994, and a general rise in interest rates from 1994 to 1995.

     The net gain on the sale of properties decreased to $793,000 in 1995 from $889,000 in 1994. The net gain in 1995 resulted from the disposition of investment and rental properties located in Florida, Georgia and Indiana, while the net gain in 1994 reflected the disposition of idle properties located in Georgia and Indiana.

     Other nonoperating income increased $2.1 million in 1995 from $0.2 million in 1994 to $2.3 million in 1995. This increase consisted primarily of estimated insurance proceeds in excess of the net book value of assets destroyed in a fire which consumed the Company's Prodesign production facility in August 1995. See
Note 11 of Notes to Consolidated Financial Statements. The assets were generally insured at replacement value and the recognized gain offset the loss in profitability suffered while the division was recovering.

     The 1995 provision for income taxes represents an effective tax rate of 37.2% compared to 35.2% in 1994. During the first quarter of 1994, the federal tax provision was reduced by a deferred tax credit of approximately $0.5 million, resulting from the elimination of a remaining valuation allowance.

     Net income for the year ended December 31, 1995 was $17.5 million compared to $14.8 million for the prior period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generally relies on funds from operations as its primary source of working capital and liquidity. In addition, the Company maintains an unsecured committed line of credit, which totaled $30 million at September 30, 1996, to meet its seasonal working capital needs. There were no borrowings against this line of credit during 1994, 1995 or the first nine months of 1996. The Company's major source of cash was from operating activities during 1994, 1995 and the first nine months of 1996. The most significant items in this category for all three periods, were net income, depreciation, and in 1994, increases in accounts payable and other accrued expenses. These increases were offset in 1994 by increases in receivables and inventories, and in 1995 by increases in receivables and decreases in accounts payable. For the first nine months of 1996, significant increases in receivables and inventories were largely offset by increases in accounts payable and accrued expenses, including income taxes. In 1994 the principal sources of cash flow from investing activities were proceeds from the sale of investments, the sale of subsidiaries and the collection of notes receivable, offset by $5.1 million of investment in property and equipment and $1.4 million for the North Carolina Acquisition. In 1995, the principal sources from investing activities were from the sale of properties and the use of unexpended industrial revenue bond proceeds. At the same time, the Company invested $15.2 million in property and equipment, primarily in connection with the expansion of its capacity in the housing segment and $4.3 million for the Georgie Boy Acquisition. For the first nine months of 1996, the principal use of cash in investing activities was $12.1 million for property and equipment, including construction in progress for a new housing facility in North Carolina (financed in part by a $5,000,000 industrial revenue bond issued in November 1996) and the Oregon Plant Opening. In 1994, the Company experienced positive cash flow financing activities primarily from an increase in long-term debt associated with the economic development bond used to finance the Tennessee Plant Opening. The negative cash flow in 1995 and the first nine months of 1996 for financing activities was primarily caused by the payment of cash dividends and the repayment of long-term debt.

     The Company's profitability has strengthened its financial position during all three periods. In 1995 working capital increased $9.3 million, from $51.3 million to $60.6 million. At September 30, 1996, working capital increased $9.9 million from December 31, 1995 to $70.5 million. The $12.6 million increase in current assets at December 31, 1995 versus 1994, was due to increased receivables and inventories primarily associated with the Georgie Boy Acquisition. The $3.3 million increase in current liabilities is substantially the result of increases in other liabilities, primarily insurance and warranty accruals. The $26.8 million increase in current assets at September 30, 1996 versus December 31, 1995, was primarily due to increased receivables, cash and inventories. The $16.8 million increase in liabilities is substantially due to increased trade payables, as well as insurance accruals.

     The Company anticipates that available funds, together with anticipated cash flows generated from future operations, amounts available under its bank line of credit, the $5,000,000 bond financing in November 1996, and the application of the proceeds of this offering will be sufficient to fund its planned capital expenditures and other operating cash requirements through the end of 1997.

                                    BUSINESS

OVERVIEW

     Coachmen is one of the largest full-line producers of RVs and is the largest builder of modular homes in the country. The Company's RVs are marketed under various brand names including Coachmen, Shasta and Viking through approximately 1,200 independent dealers located in 49 states and internationally and six Company-owned dealerships. In 1995, according to the RVIA, RV manufacturers shipped approximately 247,000 units (excluding van conversions) having an aggregate retail value of approximately $6 billion. The Company's market share as measured by wholesale unit shipments grew from 5.7% in 1992 to 7.5% in 1995. Modular homes are manufactured by the Company's All American Homes operation which sells homes through approximately 300 builder/dealers.

     Recreational vehicles are either driven or towed and serve as temporary living quarters for camping, travel and other leisure activities. Recreational vehicles may be categorized as motorhomes, travel trailers, camping trailers or truck campers. A motorhome is a self-powered mobile dwelling built on a special heavy duty chassis. A travel trailer is a mobile dwelling designed to be towed behind another vehicle. Camping trailers are smaller towed units constructed with sidewalls that may be raised up and folded out. Truck campers are designed to be mounted on the bed of a pickup truck. The Company also produces a number of parts and supplies for the RV and other related industries. These components, which are used in the Company's products as well as sold to other RV manufacturers, include van tops, running boards and furniture. In addition, the Company has developed a line of ergonomically designed office chairs. The Company manufactures RVs and related components in Indiana, Michigan, Georgia and Oregon.

     The Company's factory-produced modular homes are designed to serve as permanent living quarters and are constructed on a conventional wood floor system, the same as those used for traditional site-built houses. Modular homes are transported on special carriers to a permanent location where the home is usually set by crane on a basement or crawl space foundation. The Company's modular homes are produced on an assembly line basis in plants located in Indiana, Iowa, North Carolina and Tennessee.

     The table below sets forth the composition of the Company's net sales for each of the last three years and the nine months ended September 30, 1995 and 1996 (dollar amounts in thousands):

                                                                                       NINE MONTHS
                                   YEAR ENDED DECEMBER 31,                         ENDED SEPTEMBER 30,
                      --------------------------------------------------     --------------------------------

                           1993              1994              1995               1995              1996
                      --------------    --------------    --------------     --------------    --------------
Vehicles:
  Motorhomes......... $159,057    48%   $177,583    45%   $279,917    54%    $213,313    55%   $255,990    55%
  Travel Trailers....   67,999    21      98,147    25     102,229    20       79,185    20      93,796    20
  Camping Trailers...    9,757     3      10,764     3      12,728     2       10,495     2      15,559     3
  Truck Campers......    3,512     1       3,117     1       3,748     1        3,293     1       2,011    --
  Parts and
     Supplies........   25,724     8      31,397     8      33,991     7       25,961     7      30,625     7
  Ambulances.........   15,035     4       6,423     1          --    --           --    --          --    --
                      --------   ---    --------   ---    --------   ---     --------   ---    --------   ---
     Total
       Vehicles......  281,084    85     327,431    83     432,613    84      332,247    85     397,981    85
Housing..............   48,427    15      66,593    17      83,249    16       58,689    15      71,618    15
                      --------   ---    --------   ---    --------   ---     --------   ---    --------   ---
          Total...... $329,511   100%   $394,024   100%   $515,862   100%    $390,936   100%   $469,599   100%
                      ========   ===    ========   ===    ========   ===     ========   ===    ========   ===

RECREATIONAL VEHICLES

INDUSTRY OVERVIEW

     The term "recreational vehicle" encompasses a wide range of product types, including folding camping trailers, truck campers, fifth wheel trailers, conventional travel trailers and Class A, B and C motorhomes and van conversions. Although the retail prices of these vehicles range from $3,000 for the simplest folding camping trailers to over $750,000 for certain highly customized Class A motorhomes, the 1995 industry average retail price for each product type is as follows:

        Folding Camping Trailers............................................   $ 4,752
        Truck Campers.......................................................     9,994
        Fifth Wheel Trailers................................................    20,694
        Conventional Travel Trailers........................................    12,979
        Class A Motorhomes..................................................    82,951
        Class B Motorhomes..................................................    40,110
        Class C Motorhomes..................................................    41,800
        Van Conversions.....................................................    27,792

       Source: RVIA 1995 Recreational Vehicle Profile

     According to the Michigan Study, approximately 8.2 million households owned RVs (including van conversions) in 1993, up from 7.7 million households in 1988 and 5.8 million households in 1980. Recreational vehicles are purchased by adults in all age ranges, but the highest market penetration is with those in the 50 to 65 age group. While the average RV owner is 48 years old, the typical motorhome and travel trailer owners are 63 and 52 years old, respectively. According to the Census Bureau of the U.S. Department of Commerce, the number of Americans aged 55 to 64 years old is projected to grow 12.1% from 1993 through the year 2000 compared to 7.1% for the overall population. Baby Boomers are defined as those born between the years 1946 and 1964, thus the leading edge of the Baby Boom generation began turning 50 years of age in 1996. As Baby Boomers enter and travel through the important 50 to 65 age group, they represent the potential for a secular uptrend in the RV industry.

     Historically, wholesale RV shipments have fluctuated. According to the RVIA, the number of units shipped (excluding conversion vehicles) has increased steadily since 1991, reaching a 15-year peak of 259,200 in 1994. While 1995 unit shipments dropped 4.7% to 247,000, which was the second largest number of shipments in the last decade, the total retail value of 1995 shipments increased by 3.6% from approximately $5.7 billion in 1994 to approximately $5.9 billion in 1995.

INDUSTRY PRODUCTS

     Recreational vehicles provide simple to luxurious living quarters for traveling, camping, outdoor sports and other leisure-time pursuits. An increasing number of people are also using RVs for business travel and for full-time RVing. RVs are broadly classified as "towable" (folding camping trailers, conventional travel trailers, fifth wheel travel trailers and truck campers) and "motorized" (full-size Class A motorhomes, Class B van campers, Class C mini-motorhomes and van conversions).

     Towables

     Folding camping trailers are constructed with collapsible "tent" sidewalls which fold for easy towing. When opened, camping trailers provide nearly all the comforts of conventional travel trailers, with beds, dinettes and fully functional kitchenettes.

     Conventional travel trailers have solid sidewalls and solid interior walls. Like folding camping trailers, these RVs are towed by a bumper or frame hitch attached to the towing vehicle.

     Fifth wheel trailers are transported by a pickup truck equipped with a device known as a fifth-wheel hitch. They are distinguished by their raised forward section which extends over the bed of the pickup truck to form a spacious and functional bi-level floorplan.

     Truck campers slide into the bed of a pickup truck. They can be unloaded and parked at home or at the campsite, enabling owners to use the truck with or without the camper. Truck campers are especially suited for hunting, fishing and other off-the-beaten-path activities.

     Motorized

     Class A motorhomes are built on specially designed motor vehicle chassis, and the RV manufacturer constructs the driving compartment as well as the "house" portion of the motorhome. Because of their expansive interior and exterior storage space, Class A motorhomes can be used for full-time living and provide the ultimate in RV travel. These models are bus-style motorhomes equipped with a wide range of kitchen and bathroom appliances, stereo, television and other amenities, including one or more bathrooms, separate bedrooms, deluxe carpeting and fabrics, couches, dining tables, air conditioners, closets and other luxurious options.

     Class B motorhomes, also known as van campers, are automotive vans that are transformed by the RV manufacturer to provide sleeping, kitchen and toilet facilities. They offer maximum mobility and are believed to be growing in popularity among experienced RV users as well as newcomers to the RV lifestyle.

     Class C motorhomes are constructed on a chopped van chassis. Retaining the cab section of the van, RV manufacturers add the body section with complete living quarters including various amenities such as full bathrooms, separate bedrooms, full kitchens with a choice of appliances and other options.

     Van conversions are automotive vans converted by van upfitters to include such features as entertainment centers, ultra-comfortable seating and luxurious window treatment and lighting. Van conversions typically serve their owners as a spacious, elegantly appointed second car.

COMPANY PRODUCTS

     The RV group is comprised of six divisions: Coachmen Recreational Vehicle Company, Georgie Boy Mfg., Inc., Shasta Industries, Travelmaster, Coachmen Vans, and Viking Recreational Vehicles, Inc.

     Coachmen Recreational Vehicle Company ("Coachmen RV") is the Company's largest operating division, with manufacturing facilities in Indiana, Georgia and Oregon. Coachmen RV manufactures and markets all types of RVs, including fold-down camping trailers, truck campers, travel trailers, fifth wheel trailers, Class C and Class A motorhomes. Models at multiple price points are offered in each RV type to appeal to entry-level buyers through upscale repeat owners. Well known Coachmen product names include Catalina, Santara, Leprechaun, Maxxum and Destiny.

     The keys to Coachmen RV's success are its innovative customer-oriented product development efforts and its commitment to its dealer organization. Coachmen RV was recognized as one of the best manufacturers in the 1995 Recreational Vehicle Dealer Association Dealer Satisfaction Index poll.

     In recognition of the need to add capacity to meet future demand, Coachmen RV recently purchased a 60,000 square foot facility in Grants Pass, Oregon to supply its western dealers more quickly and at significantly reduced delivery costs. Coachmen RV also plans to open an additional travel trailer plant in Goshen, Indiana in December 1996.

     Georgie Boy Mfg., Inc. ("Georgie Boy"), which was acquired in January 1995, is the nation's third largest Class A motorhome manufacturer. Georgie Boy's brand names include Cruise Air and Encounter in the upper mid-price range, Cruise Master and Swinger in the mid-price range and Pursuit and Swinger Custom in the low-priced category. The Pursuit and Swinger Custom, which accounted for approximately 35% of Georgie Boy's 1995 unit sales, appeal to younger buyers and to consumers who would otherwise consider purchasing a late model used motorhome. In late 1995, Georgie Boy entered the Class C market with the introduction of the Maverick brand mini-motorhome. The Maverick is built in an existing facility which had been previously under-utilized, therefore, the Company has only experienced nominal increases in overhead from the new product line.

     Shasta Industries ("Shasta"), produces Class C motorhomes, travel trailers and fifth wheel trailers in the low to mid-price range. Shasta, one of the oldest names in the RV industry (having just celebrated its 55th anniversary) recently improved its manufacturing capabilities and updated its product mix. It introduced numerous new models in 1995 including many with slide-out rooms that increase living areas.

     Travelmaster Class C mini-motorhomes are manufactured by Shasta, but marketed through a separate dealer organization. Positioned at the mid-priced segment, Travelmaster mini-homes feature distinctive exterior graphic designs and upscale interiors.

     Coachmen Vans, a leading name in luxurious van conversions and value-packed van campers, sells products through franchised automotive dealers. The Challenger targets the mid-price range and offers many standard features and luxurious comfort, while the more elegant Countess sells in the mid-high price range. The Class B Van Camper and Saratoga motorhomes are built on Ford, GM and Dodge 19-foot length chassis and provide sleeping accommodations, fully equipped kitchens, bathroom facilities, wardrobe and storage space and are designed for easy handling. These motorhomes are marketed toward Baby Boomers who wish to combine camping with a second family vehicle. In 1995, Coachmen Vans entered the growing pickup truck conversion market, offering exciting design options for Ford, Chevy and Dodge trucks. Interior treatments include walnut wood trim and accessories, upgraded fabrics and optional leather seating. Exteriors are customized with flared fenders, running boards, multi-color accent graphics, and vinyl and fiberglass tonneau bed covers.

     Viking Recreational Vehicles, Inc. makes and markets folding camping trailers which are popular with first time buyers. The vehicles are designed for young families or other camping enthusiasts offering compact, light-weight tent campers that are easily towed and set-up. Typical features in these products include a stainless steel sink, built-in icebox, cooktop range, queen beds and air conditioners.

     Other brand names the Company has protected and used and anticipates using in the future include Sportscoach, Normandy, Cross Country, Pathfinder and Frolic.

PARTS AND SUPPLY GROUP

     The Company's parts and supply group is composed of Viking Formed Products and The Lux Company, Inc., which provide a variety of products to the recreational vehicle and automotive industries, as well as other industries.

     Viking Formed Products ("Viking") is a diversified manufacturer of fiberglass and thermoplastic parts, including fiberglass van camper tops and raised roofs for van conversions, and conducts ground effects production through its Prodesign operations. These stylized molded parts add aesthetics and aerodynamics to vans, light trucks and sport utility vehicles. Types of products produced include plastic and fiberglass flaired fenders, running boards and lower front and rear moldings. In addition, Viking supplies exterior fiberglass caps and bumpers for recreational vehicles.

     Viking's and Prodesign's broad proprietary product line covers over 200 different styles. These products are designed for a wide range of automotive offerings, including most vans, sport utility vehicles and pickup trucks, as well as medium duty trucks. Viking also supplies aftermarket restylers with similar ground effects packages.

     The Lux Company, Inc. ("Lux") manufactures seating products for the RV, office and healthcare industries. Lux utilizes a sales network of national independent representatives which, together with innovative new products, has helped fuel its growth. The largest portion of Lux's sales are in the RV seating category, including sofa beds, convertible pit groups, swivel chairs and ergonomic pilot seats, complete with monogramming. Lux recently introduced the INLINE series of office managerial, conference, guest and high-back executive chairs. The Company believes these ergonomically designed chairs meet today's office seating requirements, while keeping in mind fixed office budgets and modern styling demands. Lux healthcare products encompass end-opening sofas and task chairs for laboratory and emergency care workers.

PRODUCTION AND DISTRIBUTION

     The Company currently produces RVs on an assembly line basis in Indiana, Michigan, Georgia and Oregon. Components used in the manufacture of RVs are primarily purchased from outside sources. However, in some cases (such as cushions, fiberglass products and furniture) where it is profitable for the Company to do so, or where the Company has experienced shortages of supplies, the Company has undertaken to manufacture its own supplies. The Company depends on the availability of chassis from a limited number of manufacturers. Occasionally, chassis unavailability has limited the Company's production. See
Note 10 of

Notes to Consolidated Financial Statements for information concerning the use of converter pool agreements to purchase vehicle chassis.

     The Company prides itself on being customer driven. Sales and service representatives regularly visit dealers in their regions, and respond quickly to questions and suggestions. Divisions host dealer advisory groups and conduct informative dealer seminars and specialized training classes in areas such as sales and service. Open forum meetings with owners are held at campouts, providing ongoing focus group feedback for product improvements. Engineers and product development team members are encouraged to travel and vacation in Company RVs to gain a complete understanding and appreciation for the products.

     The Company believes it has the ability to respond promptly to changes in market conditions. Most of the manufacturing facilities can be changed over to the assembly of other existing products in two to six weeks. In addition, these facilities may be used for other types of light manufacturing or assembly operations. This flexibility enables the Company to adjust its manufacturing capabilities in response to changes in demand for its products.

     Recreational vehicles are generally manufactured against orders received from the Company's dealers. Sales are seasonal with the highest level of sales occurring during the spring and summer months. Coachmen's RVs are distributed through approximately 1,200 independent dealers located in 49 states and internationally and six Company-owned dealers. Agreements with most of its dealers are cancelable on short notice, provide for minimum inventory levels and establish sales territories. No dealer accounts for more than 5% of the Company's net sales.

     Most dealers' purchases of RVs from the Company are financed through "floor plan" arrangements. Under these arrangements, a bank or other financial institution agrees to lend the dealer all or most of the purchase price of its RV inventory, collateralized by a lien on such inventory. The Company generally executes repurchase agreements at the request of the financing institution. These agreements provide that, for up to twelve months after a unit is financed, the Company will repurchase a unit which has been repossessed by the financing institution for the amount then due to the financing institution, which is usually less than 100% of the dealer's cost. Risk of loss resulting from these agreements is spread over the Company's numerous dealers and is further reduced by the resale value of the products repurchased. See Note 10 of Notes to Consolidated Financial Statements. In addition, the Company guarantees certain obligations of some dealers to a financial institution for purchases of the Company's products. The Company's annual aggregate obligations under this arrangement are limited to 2% of the average annual outstanding floor plan obligations to the financial institution which currently approximate $35 million. Over the past three years, the Company has not reported any significant losses from the repurchase agreements or the guarantee arrangement. The Company does not finance retail consumer purchases of its products, nor does it generally guarantee consumer financing.

MODULAR HOUSING

INDUSTRY OVERVIEW

     Modular housing is a small but rapidly growing segment of the housing industry. Modular homes are built to the same local building codes as site-built homes by skilled craftsmen in a factory environment unaffected by weather conditions. Nearly complete when they leave the plant, modular homes are delivered to their final location, typically in two to five sections, and are crane set onto a waiting basement or crawl space foundation. Often homes are ready for the builder and customer within one or two days of arriving at the site. Because modular homes are built to local codes, they are less subject to the zoning restrictions often encountered by manufactured housing and are virtually indistinguishable from site-built homes.

     Builders who purchase modular homes are often former site builders who find they can increase sales volume and have fewer management difficulties with modular homes. The local builder usually works with the final customer to select the style of home and either modify one of the manufacturer's standard floor plans or design a custom home. Most modular home manufacturers use CAD systems that allow them to customize floor plans and produce drawings for the production line. Production takes place on an assembly line, with components moving from workstation to workstation for framing, electrical, plumbing, drywall, roofing, and cabinet setting, among other operations. An average two-module home can be produced in just a few days.

COMPANY PRODUCTS

     The Company's housing group, which is the largest producer of modular homes in the country, is composed of four All American Homes ("All American") operations strategically located in Decatur, Indiana, Dyersville, Iowa, Forest City, North Carolina and Springfield, Tennessee. Together these plants serve approximately 300 builder/dealers in 18 states. In 1995, All American delivered 1,850 new homes to residential neighborhoods.

     The Company offers homes that appeal to a wide range of buyers, including first time buyers, those moving up to a larger home, and "empty nesters" returning to a more modest design. All American offers over 100 floorplans and variations of the Ranch, Cape Cod, and full two-story home designs ranging in size from 900 to 2,900 square feet. Buyers enjoy the All American advantage, which provides them with the opportunity to customize their home with variations to floorplans, kitchens, floor coverings, windows and other features.

     All American's homes are constructed inside large manufacturing facilities, reducing weather-related problems and pilferage. Quality is enhanced because building materials are always dry, and homes, which meet local and state building codes, are constructed within an environmentally-controlled facility.

     The Company regularly conducts builder meetings to review the latest in new design options and component upgrades. These meetings provide an opportunity for valuable builder input and suggestions from their customers at the planning stage.

COMPETITION

     The RV and housing industries are highly competitive, and the Company has numerous competitors and potential competitors in each of its classes of products, some of whom have greater financial and other resources. Initial capital requirements for entry into the manufacture of recreational vehicles or housing are comparatively small; however, codes, standards and safety requirements introduced in recent years may deter potential competitors.

     In the RV sector, the Company generally competes in the lower to mid-price range markets. The Company believes it is a leader in the RV industry in its focus on quality. A quality product and a strong commitment to competitive pricing are emphasized by the Company in the markets it serves. The Company estimates that its current share of the RV market is in excess of 7%.

EMPLOYEES

     At September 30, 1996, Coachmen employed 3,829 persons, of whom 688 were employed in office and administrative capacities. The Company provides group life, dental, hospitalization, and major medical plans under which the employee pays a portion of the cost. In addition, employees can participate in a stock purchase plan and certain employees can participate in a stock option plan. The Company considers its relations with employees to be good.

PROPERTIES

     The Company owns 2,754,783 square feet of plant and office space, located on 1,183 acres and leases 220,820 square feet of plant and office space, located on 48 acres. Of these properties, 1,951,641 square feet are used for manufacturing, 221,318 square feet are used for warehousing and distribution, 41,675 square feet are used for research and development, 92,138 square feet are used for customer service, 142,450 square feet are offices, 92,078 square feet are leased to others and 213,483 square feet are available for sale or lease. The Company believes that its present facilities, consisting primarily of steel clad, steel frame or wood frame construction, and the machinery and equipment contained therein, are well maintained and in good condition.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in certain litigation arising out of its operations in the normal course of business. The Company believes that there are no claims or litigation pending, the outcome of which will have a material adverse effect on the financial position of the Company.

                                   MANAGEMENT

     The following table sets forth the executive officers and directors of the Company, as of October 22, 1996:

                NAME                                          POSITION
------------------------------------   ------------------------------------------------------
Thomas H. Corson....................   Chairman of the Board and Chief Executive Officer
Claire C. Skinner...................   Vice Chairman of the Board
Keith D. Corson.....................   President, Chief Operating Officer and Director
Gary L. Groom.......................   Executive Vice President, Finance, Secretary and
                                       Director
Gene E. Stout.......................   Executive Vice President, Corporate Development
James P. Skinner....................   Senior Vice President, Parts and Supply Group
John T. Trant.......................   Senior Vice President, Housing Group
William M. Angelo...................   Corporate Controller
Philip C. Barker....................   Director
R. James Harring....................   Director
William P. Johnson..................   Director
William G. Milliken.................   Director
Philip G. Lux.......................   Director

     THOMAS H. CORSON (age 69) has served as Chairman of the Company since it was incorporated in 1964 and has been actively involved in the management and direction of the Company since that date.

     CLAIRE C. SKINNER (age 42) has served as Vice Chairman of the Company since May, 1995, and served as Executive Vice President from 1990 to 1995. Since 1987 through the present, Ms. Skinner has been the President of Coachmen RV, the Company's largest division. Prior to that, she held several management positions in operations and marketing since 1983.

     KEITH D. CORSON (age 61) has served as President and Chief Operating Officer of the Company since November 1991. From June 1991 to November 1991 he served in the position of Office of the President after rejoining the Company. Mr. Corson was owner and President of Koszegi Products, a soft case manufacturer, for the eight years prior to June 1991. He was a co-founder of the Company in 1964, and served in several senior management positions from 1964 until 1982, including President of the Company from 1978 until 1982.

     GARY L. GROOM (age 50) has served as Executive Vice President, Finance and Secretary of the Company since May 1983 and served as Senior Vice President, Finance and Secretary from 1980 to 1983. He was Corporate Controller from 1975 through 1980. From 1972 to 1975 he was Assistant Controller.

     GENE E. STOUT (age 63) has served as Executive Vice President, Corporate Development of the Company since May 1983. From April 1982 to May 1983 he was Senior Vice President Corporate Planning and Industry Relations. Between 1971 and 1982 he held various management positions with the Company.

     JOHN T. TRANT (age 57) has served as the Company's Senior Vice President, Housing Group since January 1990. Mr. Trant joined the Company in 1987 and from 1988 until 1990 he was Vice President of Operations, RV and Housing Groups.

     JAMES P. SKINNER (age 45) has served as the Company's Senior Vice President, Parts and Supply Group since January 1995. From January 1990 through December 1994 he was Senior Vice President of the Company. From 1983 until 1990, he held various management positions with the Company.

     WILLIAM M. ANGELO (age 53) has served as the Corporate Controller of the Company since May 1980. From 1975 until 1980 he held various positions in the Company's accounting area.

     PHILIP C. BARKER (age 69) is an attorney with the firm Hartzog, Barker, Hepler and Saunders. He has served on the Company's Board since 1969.

     R. JAMES HARRING (age 72) is a retired Vice President of Planning of Motorola, Inc. He has served on the Company's Board since 1978.

     WILLIAM P. JOHNSON (age 55) has been Chairman of the Board of Goshen Rubber Company for more than the last five years. Mr. Johnson has served on the Company's Board since 1978.

     PHILIP G. LUX (age 67) is a retired President of the Company. Prior to retiring in 1991, he was the Company's President and Chief Executive Officer from 1985 through 1990 and served as Vice Chairman during the year 1991.

     WILLIAM G. MILLIKEN (age 73) is a former Governor of the State of Michigan, having held that post from 1970 until 1983. He has been a member of the Company's Board since 1985.

     Mr. Thomas Corson is the brother of Keith Corson and the father of Claire Skinner, who is the wife of James Skinner.

                          DESCRIPTION OF COMMON STOCK

     The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, without par value. Holders of the Common Stock are entitled to such dividends as may be declared by the Board of Directors out of assets legally available therefor and are entitled to one vote for each share held at all meetings of shareholders. In the event of any liquidation of the Company, all assets available for distribution on the Common Stock are distributable among the holders thereof in proportion to their respective holdings. The Common Stock is not redeemable and does not have any preemptive, subscription or conversion rights. The outstanding Common Stock is, and the shares of Common Stock offered hereby shall be, when paid for and issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

SHAREHOLDER RIGHTS PLAN

     On January 19, 1990, the Board of Directors of the Company declared a dividend distribution of one common share purchase right (the "Rights") on each outstanding share of Common Stock. The distribution was made to shareholders of record on February 16, 1990. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 16, 1990 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent. Except as set forth below, each Right will entitle the registered holder thereof to purchase from the Company the number of shares of Common Stock having a market value of twice the $15 exercise price, subject to anti-dilutive adjustments contained in the Rights Agreement. The Shareholder Rights Plan (the "Plan") provides that, unless the Rights shall have been redeemed, one Right will be granted for each additional share of Common Stock issued by the Company after the date the Plan was adopted and prior to the earlier of the time the Rights become exercisable or February 15, 2000, the termination date of the Plan. Such Rights only become exercisable upon the occurrence of certain events as set forth in the Rights Agreement. See Note 6 of Notes to Consolidated Financial Statements. Each of the shares of Common Stock offered hereby will be accompanied by a Right.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") between the Company and Oppenheimer & Co., Inc., as the representative of the Underwriters (the "Representative"), each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite its name below:

                                 UNDERWRITER                             NUMBER OF SHARES
        --------------------------------------------------------------   ----------------
        Oppenheimer & Co., Inc........................................         890,000
        Donaldson, Lufkin & Jenrette Securities Corporation...........          80,000
        Goldman, Sachs & Co...........................................          80,000
        Merrill Lynch, Pierce, Fenner & Smith Incorporated............          80,000
        Morgan Stanley & Co. Incorporated.............................          80,000
        Prudential Securities Incorporated............................          80,000
        Smith Barney Inc..............................................          80,000
        Southeast Research Partners, Inc..............................          80,000
        William Blair & Company, L.L.C................................          35,000
        Brean Murray & Co., Inc.......................................          35,000
        Crowell, Weedon & Co..........................................          35,000
        Janney Montgomery Scott Inc...................................          35,000
        Ladenburg, Thalmann & Co. Inc.................................          35,000
        Legg Mason Wood Walker, Incorporated..........................          35,000
        McDonald & Company Securities, Inc............................          35,000
        Nutmeg Securities, Ltd........................................          35,000
        Scott & Stringfellow, Inc.....................................          35,000
        Tucker Anthony Incorporated...................................          35,000
                                                                         ----------------
             Total....................................................       1,800,000
                                                                         =============

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of $0.70 per share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such dealers may reallow, concessions not in excess of $0.10 per share to certain other dealers.

     The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 270,000 additional shares of Common Stock at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters has agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the total number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     The Underwriters have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, its directors and certain of its officers have agreed that for a period of 90 days after the date of this Prospectus they will not sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, any securities convertible into or exchangeable for Common Stock or any rights to purchase or acquire Common Stock without the prior written consent of the Representative (other than (i) the issuance of stock options pursuant to the Company's stock option plan and the issuance of Common Stock upon the exercise of stock options previously granted by the Company and (ii) 80,000 shares of Common Stock which one such officer and director may transfer by way of gifts). The Representative, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated balance sheets of the Company and its subsidiaries as of December 31, 1994 and 1995 and the consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1995, included herein, and the financial statement schedule from the Company's 1995 Annual Report on Form 10-K, incorporated by reference herein, have been included and incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants......................................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995...........................  F-3
Consolidated Statements of Income and Retained Earnings for the years ended
  December 31, 1993, 1994 and 1995.....................................................  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1993, 1994 and 1995.....................................................  F-5
Notes to Consolidated Financial Statements.............................................  F-6
Condensed Consolidated Balance Sheet as of September 30, 1996 (unaudited).............. F-17
Condensed Consolidated Statements of Income for the three months and nine months ended
  September 30, 1995 and 1996 (unaudited).............................................. F-18
Condensed Consolidated Statements of Cash Flows for the nine months ended
  September 30, 1995 and 1996 (unaudited).............................................. F-19
Notes to Condensed Consolidated Financial Statements (unaudited)....................... F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Coachmen Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Coachmen Industries, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coachmen Industries, Inc. and subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Elkhart, Indiana
January 26, 1996, except as to the information presented in Note 13 for which the date is July 17, 1996

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1994 AND 1995

                                     ASSETS

                                                                      1994             1995
                                                                  ------------     ------------
CURRENT ASSETS
  Cash and temporary cash investments...........................  $ 19,534,385     $ 17,020,744
  Certificates of deposit.......................................       750,000          500,000
  Trade receivables, less allowance for doubtful receivables
     1994 -- $986,000 and 1995 -- $863,000......................    15,410,757       19,780,160
  Other receivables.............................................     2,121,910        4,244,387
  Refundable income taxes.......................................            --          507,000
  Inventories...................................................    48,152,342       55,434,497
  Prepaid expenses and other....................................     1,229,475        1,570,492
  Deferred income taxes.........................................     1,954,000        2,665,000
                                                                  ------------     ------------
          Total current assets..................................    89,152,869      101,722,280
                                                                  ------------     ------------
PROPERTY AND EQUIPMENT, at cost
  Land and improvements.........................................     4,646,331        5,537,033
  Buildings and improvements....................................    20,618,726       27,405,744
  Machinery and equipment.......................................     8,316,127       10,524,486
  Transportation equipment......................................     6,978,543       11,307,747
  Office furniture and fixtures.................................     3,795,421        4,269,837
                                                                  ------------     ------------
                                                                    44,355,148       59,044,847
  Less, Accumulated depreciation................................    25,144,558       27,297,851
                                                                  ------------     ------------
                                                                    19,210,590       31,746,996
                                                                  ------------     ------------
OTHER ASSETS
  Real estate held for sale.....................................     3,458,883        3,458,539
  Rental properties.............................................     1,796,193          925,538
  Unexpended industrial revenue bond proceeds...................     3,337,122               --
  Intangibles, less accumulated amortization 1994 -- $108,151
     and 1995 -- $244,771.......................................       327,121        5,199,505
  Deferred income taxes.........................................     1,493,000          875,000
  Other.........................................................     6,245,504        6,320,899
                                                                  ------------     ------------
                                                                    16,657,823       16,779,481
                                                                  ------------     ------------
TOTAL ASSETS....................................................  $125,021,282     $150,248,757
                                                                  ============     ============
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt..........................  $  1,530,553     $  2,094,472
  Accounts payable, trade.......................................    20,398,679       18,435,562
  Accrued wages, salaries and commissions.......................     3,075,622        3,583,423
  Accrued dealer incentives.....................................     2,071,042        2,289,376
  Accrued warranty expense......................................     2,710,068        3,784,712
  Accrued income taxes..........................................     1,728,200          981,800
  Other accrued expenses........................................     6,304,825        9,965,433
                                                                  ------------     ------------
          Total current liabilities.............................    37,818,989       41,134,778
LONG-TERM DEBT..................................................     7,023,394       12,117,756
OTHER...........................................................     5,422,953        5,958,995
                                                                  ------------     ------------
          Total liabilities.....................................    50,265,336       59,211,529
                                                                  ------------     ------------
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY
  Common shares, without par value: authorized 60,000,000
     shares; issued 1994 -- 18,147,392 shares and
     1995 -- 18,282,672 shares..................................    36,600,387       37,151,202
  Additional paid-in capital....................................     1,431,055        1,664,889
  Retained earnings.............................................    52,359,629       67,824,816
                                                                  ------------     ------------
                                                                    90,391,071      106,640,907
  Less, Cost of shares reacquired for the treasury
     1994 -- 3,349,642 shares and 1995 -- 3,345,004 shares......    15,635,125       15,603,679
                                                                  ------------     ------------
          Total shareholders' equity............................    74,755,946       91,037,228
                                                                  ------------     ------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............  $125,021,282     $150,248,757
                                                                  ============     ============

   The accompanying notes are part of the consolidated financial statements.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                           1993           1994           1995
                                                       ------------   ------------   ------------
Net sales............................................  $329,511,226   $394,023,774   $515,862,065
Cost of goods sold...................................   281,822,135    335,566,707    444,626,666
                                                       ------------   ------------   ------------
          Gross profit...............................    47,689,091     58,457,067     71,235,399
                                                       ------------   ------------   ------------
Operating expenses:
  Selling and delivery...............................    19,231,613     20,080,353     25,593,164
  General and administrative.........................    15,789,485     15,877,111     18,983,252
                                                       ------------   ------------   ------------
                                                         35,021,098     35,957,464     44,576,416
                                                       ------------   ------------   ------------
          Operating income...........................    12,667,993     22,499,603     26,658,983
                                                       ------------   ------------   ------------
Nonoperating income (expense):
  Interest expense...................................    (2,027,709)    (1,480,784)    (3,141,763)
  Interest income....................................       474,101        667,004      1,306,148
  Gain on sale of properties, net....................       224,452        888,902        793,412
  Other, net.........................................     1,356,890        237,369      2,340,620
                                                       ------------   ------------   ------------
                                                             27,734        312,491      1,298,417
                                                       ------------   ------------   ------------
          Income before income taxes.................    12,695,727     22,812,094     27,957,400
Income taxes.........................................            --      8,028,000     10,408,000
                                                       ------------   ------------   ------------
          Net income.................................    12,695,727     14,784,094     17,549,400
Retained earnings, beginning of the year.............    28,037,418     39,345,043     52,359,629
Cash dividends (per common share:
  1993 -- $.095, 1994 -- $.12, and 1995 -- $.14).....    (1,388,102)    (1,769,508)    (2,084,213)
                                                       ------------   ------------   ------------
Retained earnings, end of year.......................  $ 39,345,043   $ 52,359,629   $ 67,824,816
                                                       ------------   ------------   ------------
Net income per common share..........................  $        .87   $       1.00   $       1.18
                                                       ------------   ------------   ------------

   The accompanying notes are part of the consolidated financial statements.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                  1993           1994            1995
                                                              ------------    -----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................   $ 12,695,727    $14,784,094    $ 17,549,400
  Adjustments to reconcile net income to net cash provided
    by operating activities:
       Depreciation........................................      2,867,068      3,089,602       3,993,282
       Amortization of intangibles.........................         10,881         10,881         136,620
       Gain on sale of properties..........................       (224,452)      (888,902)       (793,412)
       Gain on insurance settlement........................             --             --      (2,124,539)
       Realized gain on sale of investments................        (70,896)      (142,373)        (13,888)
       Unrealized appreciation of investments..............       (267,025)       (58,325)             --
       Deferred income taxes...............................     (2,450,000)      (858,000)        (93,000)
       Other...............................................       (703,062)        (9,729)        121,131
       Changes in certain assets and liabilities, net of
         effects of acquisitions and dispositions:
           Receivables, excluding current portion of
              notes........................................       (277,581)    (2,950,130)     (2,792,849)
           Inventories.....................................     (4,656,603)    (7,925,926)      1,361,916
           Prepaid expenses and other......................        244,623       (340,019)       (304,327)
           Accounts payable, trade.........................      3,000,228      8,764,214      (4,188,586)
           Accrued income taxes............................        459,003      1,197,379        (674,039)
           Other current liabilities.......................      2,710,421      2,729,901       1,277,349
                                                              ------------    -----------    ------------
              Net cash provided by operating activities....     13,338,332     17,402,667      13,455,058
                                                              ------------    -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from:
    Sale of properties.....................................      3,614,452      1,269,607       3,477,934
    Sale of investments....................................        427,258      1,629,661         263,888
    Sale of subsidiaries...................................             --      3,364,848              --
    Insurance settlement...................................             --             --         846,463
  Acquisitions of:
    Investments............................................       (500,000)            --              --
    Property and equipment.................................     (4,676,321)    (5,133,151)    (15,222,794)
    Real estate held for sale and rental properties........        (93,561)            --              --
  Acquisition of businesses, net of acquired cash..........             --     (1,387,740)     (4,313,046)
  Collections on notes receivable, net.....................        641,295      1,537,170          39,177
  Unexpended industrial revenue bond proceeds..............             --     (3,337,122)      3,337,122
  Proceeds from life insurance death benefit...............        981,987             --              --
  Other....................................................        305,738         73,313        (130,153)
                                                              ------------    -----------    ------------
         Net cash provided by (used in) investing
           activities......................................        700,848     (1,983,414)    (11,701,409)
                                                              ------------    -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term borrowings......................      9,916,729             --              --
  Payment of short-term borrowings.........................    (20,816,200)            --        (900,000)
  Proceeds from long-term debt.............................             --      4,000,000              --
  Payments of long-term debt...............................     (1,727,329)      (793,568)     (1,833,892)
  Cash dividends paid......................................     (1,388,102)    (1,769,508)     (2,084,213)
  Proceeds from issuance of common shares..................        654,661        477,297         550,815
                                                              ------------    -----------    ------------
         Net cash provided by (used in) financing
           activities......................................    (13,360,241)     1,914,221      (4,267,290)
                                                              ------------    -----------    ------------
Increase (decrease) in cash and temporary cash
  investments..............................................        678,939     17,333,474      (2,513,641)
CASH AND TEMPORARY CASH INVESTMENTS
  Beginning of year........................................      1,521,972      2,200,911      19,534,385
                                                              ------------    -----------    ------------
  End of year..............................................   $  2,200,911    $19,534,385    $ 17,020,744
                                                              ------------    -----------    ------------
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
       Interest............................................   $  2,203,000    $ 1,463,000    $  2,398,105
       Income taxes........................................      2,447,000      7,454,000      12,265,000

  The accompanying notes are a part of the consolidated financial statements.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 1: NATURE OF OPERATIONS AND ACCOUNTING POLICIES.

     Nature of Operations -- Coachmen Industries, Inc. and its subsidiaries (the "Company") manufacture a full line of recreational vehicles and van conversions through eight divisions with manufacturing facilities located in Indiana, Georgia, Michigan and Oregon. These products are marketed through a nationwide dealer network. The Company's housing divisions, with locations in Indiana, Iowa, North Carolina and Tennessee, supply modular housing to builder/dealers in eighteen adjoining states. The Company's parts and supply divisions concentrate primarily on providing parts and supplies to the recreational vehicle and van conversion industries, and also have an important interest in the office furniture market.

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of Coachmen Industries, Inc. and its subsidiaries.

     Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition, Concentrations of Credit Risk and Allowances for Credit Losses -- Sales are recognized as revenue upon shipment. The Company has a concentration of credit risk in the recreational vehicle industry, although there is no geographic concentration of credit risk. The Company performs ongoing credit evaluations of its customers' financial condition and sales to its recreational vehicle dealers are generally subject to preapproved dealer floor plan financing whereby the Company is paid upon delivery or shortly thereafter. The Company generally requires no collateral from its customers. Future credit losses are provided for currently through the allowance for doubtful receivables and actual credit losses are charged to the allowance when incurred.

     Cash and temporary cash investments at December 31, 1994 and 1995 include approximately $18,500,000 and $16,500,000, respectively, which is invested in a money market mutual fund.

     Cash Flows and Noncash Activities -- For purposes of the consolidated statements of cash flows, cash and temporary cash investments include cash, cash investments and any highly liquid investments purchased with an original maturity of three months or less. The Company's acquisitions of and dispositions of subsidiaries included certain noncash activities (see Note 9). During 1994, the Company sold certain real property in exchange for notes receivable of $312,000. For each of the three years in the period ended December 31, 1995, the Company issued common shares with a market value of $20,747, $17,163 and $38,280 respectively, in lieu of cash compensation. The Company recognizes a tax benefit in additional paid-in capital from exercise of stock options (see Note 6).

     Fair Value of Financial Instruments -- The carrying amounts of cash equivalents, certificates of deposit, receivables, and accounts payable approximated fair value as of December 31, 1995, because of the relatively short maturities of these instruments. The carrying amount of long-term debt, including current maturities, approximated fair value as of December 31, 1995, based upon terms and conditions currently available to the Company in comparison to terms and conditions of the existing long-term debt. The Company has investments in life insurance contracts to fund obligations under deferred compensation agreements (see Note 7). At December 31, 1995, the cash surrender values of these policies, net of policy loans of $10.2 million, aggregated $7.9 million which exceeded the $5.6 million carrying amount of the investments in insurance contracts.

     Inventories -- Inventories are valued at the lower of cost (first-in, first-out method) or market.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Property and equipment -- Depreciation is computed by the straight-line method on the costs of the assets, at rates based on their estimated useful lives as follows: land improvements 3-15 years; buildings and improvements 10-30 years; machinery and equipment 3-10 years; transportation equipment 2-7 years; and office furniture and fixtures 2-10 years.

     Upon sale or retirement of property and equipment, including real estate held for sale and rental properties, the asset cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is included in income.

     Real Estate Held For Sale -- Real estate held for sale represents real properties which are carried at the lower of estimated realizable value or cost less accumulated depreciation. As of December 31, 1994 and 1995, the carrying value of real estate held for sale (and the related accumulated depreciation) aggregated $3,682,007 ($223,124) and $3,682,007 ($223,468), respectively.

     Rental Properties -- Rental properties represent owned facilities which are currently leased to others under lease agreements with expiring terms through August 31, 1997. Certain of the lease agreements contain options for the lessee to renew the lease or purchase the facilities. Lease income for the years ended December 31, 1993, 1994 and 1995 aggregated $539,919, $570,955 and $381,287, respectively. Future minimum annual lease income under these lease agreements is as follows: 1996 - $237,600 and 1997 - $158,400. The rental properties are carried at cost less accumulated depreciation, which is not in excess of net realizable value. The rental properties are depreciated by the straight-line method over the estimated useful lives of the assets (15-20 years). At December 31, 1994 and 1995, the cost of rental properties (and the related accumulated depreciation) aggregated $2,944,062 ($1,147,869) and $1,795,504 ($869,966),
respectively.

     Intangibles -- Intangibles represent the excess of cost over the fair value of net assets of businesses acquired, and are being amortized over a 40-year period by the straight-line method. The Company reviews the carrying value of intangibles to assess recoverability annually or whenever events or changes in circumstances warrant. Impairments are recognized in operating results when a permanent diminution in value has occurred.

     Income Taxes -- The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. Deferred tax assets and liabilities are established for the expected future tax consequences of events that have been included in the financial statements or tax returns using enacted tax rates in effect for the years in which the differences are expected to reverse.

     Research and Development Expenses -- Research and development expenses charged to operations were approximately $2,012,000, $1,925,000 and $2,240,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Warranty Expense -- The Company accrues an estimated warranty liability at the time the warranted products are sold.

     Impairment of Long-Lived Assets -- In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), was issued by the Financial Accounting Standards Board. The Company is required to adopt this pronouncement in 1996. The Company does not anticipate that adoption of SFAS No. 121 will have a significant impact on the Company's consolidated financial condition or results of operations.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 2: OPERATIONS IN DIFFERENT INDUSTRIES.

     The Company's business and operations are comprised of two segments:
Vehicles (recreational, vans, specialized and related parts and accessories) and Housing (modular). Segment information is as follows:

                                                       1993             1994             1995
                                                   ------------     ------------     ------------
Net sales:
  Vehicles.......................................  $281,084,221     $327,430,404     $432,612,786
  Housing........................................    48,427,005       66,593,370       83,249,279
                                                   ------------     ------------     ------------
          Total..................................  $329,511,226     $394,023,774     $515,862,065
                                                   ============     ============     ============
Operating income (loss):
  Vehicles.......................................  $  7,404,742     $ 15,434,057     $ 18,136,796
  Housing........................................     6,043,283        8,192,322        8,644,906
  General Corporate..............................      (780,032)      (1,126,776)        (122,719)
                                                   ------------     ------------     ------------
          Total..................................  $ 12,667,993     $ 22,499,603     $ 26,658,983
                                                   ============     ============     ============
Identifiable assets:
  Vehicles.......................................  $ 65,084,605     $ 71,153,298     $ 89,173,588
  Housing........................................    12,544,448       20,907,090       23,957,173
  General Corporate..............................    17,107,429       32,960,894       37,117,996
                                                   ------------     ------------     ------------
          Total..................................  $ 94,736,482     $125,021,282     $150,248,757
                                                   ============     ============     ============
Depreciation:
  Vehicles.......................................  $  1,795,676     $  1,814,505     $  2,218,420
  Housing........................................       764,494          965,627        1,487,159
  General Corporate..............................       306,898          309,470          287,703
                                                   ------------     ------------     ------------
          Total..................................  $  2,867,068     $  3,089,602     $  3,993,282
                                                   ============     ============     ============
Additions to property and equipment (including
  property and equipment acquired in the
  acquisition of businesses):
     Vehicles....................................  $  3,130,908     $  2,714,736     $  8,905,728
     Housing.....................................     1,418,231        3,740,864        6,834,516
     General Corporate...........................       127,182          224,791        2,602,967
                                                   ------------     ------------     ------------
          Total..................................  $  4,676,321     $  6,680,391     $ 18,343,211
                                                   ============     ============     ============

NOTE 3: INVENTORIES.

     Inventories consist of the following:

                                                               1994           1995
                                                            ----------     ----------
        Raw materials.....................................  $15,751,077    $16,580,013
        Work in process...................................    5,053,551      7,268,705
        Finished goods....................................   27,347,714     31,585,779
                                                            -----------    -----------
                  Total...................................  $48,152,342    $55,434,497
                                                            ===========    ===========

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 4: SHORT-TERM BORROWINGS.

     At December 31, 1995, the Company has an unsecured bank line of credit aggregating $30 million ($20 million at December 31, 1994) with interest on outstanding borrowings payable monthly at a formula rate, which approximates the bank's cost of funds plus a mark-up, which generally results in a rate below the prime rate. There were no outstanding borrowings under this bank line of credit at December 31, 1994 and 1995.

NOTE 5: LONG-TERM DEBT.

     Long-term debt consists of the following:

                                                                1994           1995
                                                             ----------     -----------
        Obligations under industrial development revenue
          bonds, variable rates, with various maturities
          through 2009.....................................  $7,591,006     $ 6,666,125
        Promissory notes payable, issued or assumed in the
          acquisition of Georgie Boy (see Note 9), payable
          in annual installments through January 2001,
          interest payable monthly at the prime rate
          (8 1/2% at December 31, 1995), unsecured.........          --       7,492,173
        Real estate mortgages, paid in full in 1995........     873,491              --
        Other..............................................      89,450          53,930
                                                             -----------    -----------
                  Total....................................   8,553,947      14,212,228
          Less, Current maturities.........................   1,530,553       2,094,472
                                                             -----------    -----------
                  Long-term debt...........................  $7,023,394     $12,117,756
                                                             ===========    ===========

     Aggregate maturities of long-term debt for each of the next five years ending December 31 are as follows: 1996 -- $2,094,472; 1997 -- $2,076,496;
1998 -- $2,058,519; 1999 -- $2,058,519 and 2000 -- $1,757,924.

     In connection with three of its industrial development revenue bond obligations, the Company obtained, as a credit enhancement for the bondholders, irrevocable letters of credit in favor of the bond trustees. The agreements relating to these letters of credit contain, among other provisions, certain covenants relating to required amounts of working capital and net worth and the maintenance of certain required financial ratios.

NOTE 6: COMMON STOCK MATTERS AND EARNINGS PER SHARE.

     On January 19, 1990, the Board of Directors adopted a shareholder rights plan and declared a dividend distribution of one common share purchase right on each outstanding common share. Such rights only become exercisable, or transferable apart from the common shares, (i) ten days after a person or group of persons ("Acquiring Person") acquires or obtains the right to acquire beneficial ownership of 20% or more of the Company's common shares or (ii) ten business days (or such later date established by the Board) following the commencement of a tender offer or exchange offer for 20% or more of the Company's common shares. Upon the occurrence of certain events and after the rights become exercisable, each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase the number of common shares of the Company or the acquiring company having a market value of twice the $15 exercise price of the right (except that the Acquiring Person would not be able to purchase common shares of the Company on these terms). The rights are nonvoting, may be redeemed by the Company at a price of $.005 per right at any time prior to the date on which an Acquiring Person acquires 20% or more of the Company's common shares and expire February 15, 2000.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 6: COMMON STOCK MATTERS AND EARNINGS PER SHARE (CONTINUED).

     The Company's stock option plan provides for the granting to eligible key employees of options to purchase common shares. Under terms of the plan, the Company may grant incentive stock options or non-qualified stock options. In the case of options granted to an employee of the Company who is a 10% or more shareholder, the option price is an amount per share of not less than 110% of the fair market value per share on the date of granting the option. The option price for options granted to all other key employees is an amount per share of not less than the fair market value per share on the date of granting the option. No such options may be exercised during the first year after grant, and are exercisable cumulatively in four installments of 25% each year thereafter.

     The transactions for shares under options for each of the two years in the period ended December 31, 1995 were as follows:

                                                          NUMBER           PER SHARE
                                                         OF SHARES       OPTION PRICE
                                                         ---------     -----------------
        Outstanding, January 1, 1994...................    415,650     $1.9375 - $8.3750
          Granted......................................    174,600      6.4375 -  8.4375
          Canceled.....................................     (5,450)     1.9375 -  8.4375
          Exercised....................................   (126,000)     1.9375 -  8.3750
                                                          --------
        Outstanding, December 31, 1994.................    458,800      1.9375 -  8.4375
          Granted......................................    272,400      7.4375 -  8.4375
          Canceled.....................................    (33,150)     1.9375 -  8.4375
          Exercised....................................   (123,150)     1.9375 -  8.4375
                                                          --------
        Outstanding, December 31, 1995.................    574,900      2.1875 -  8.4375
                                                          ========
        Exercisable, December 31, 1995.................    153,262      2.1875 -  8.4375
                                                          ========

     As of December 31, 1995, 1,024,800 shares were reserved for the granting of future stock options, compared with 1,264,050 shares at December 31, 1994.

     The Company has an employee stock purchase plan under which a total of 585,700 shares of the Company's common stock are reserved for purchase by full-time employees through payroll deductions, cash payments, or a combination of both at a price equal to 90% of the market price of the Company's common stock on the purchase date. As of December 31, 1995, there were 157 employees actively participating in the plan. Since its inception, a total of 214,300 shares have been purchased by employees under the plan. Certain restrictions in the plan limit the amount of payroll deductions and cash payments an employee may make in any one quarter. There are also limitations as to the amount of ownership in the Company an employee may acquire under the plan.

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was issued by the Financial Accounting Standards Board. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the income statement, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the notes to the financial statements. The Company expects to adopt SFAS No. 123 on a disclosure basis only, and the disclosure requirements are effective for fiscal years beginning after December 15, 1995. As such, implementation of SFAS No. 123 will not impact the Company's consolidated balance sheet or income statement.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     A summary of the changes in common shares, additional paid-in capital and treasury shares for each of the three years in the period ended December 31, 1995 follows:

                                                                ADDITIONAL
                                                    COMMON       PAID-IN       TREASURY
                                                    SHARES       CAPITAL        SHARES
                                                  -----------   ----------   ------------
        Balance, January 1, 1993................  $35,468,429   $  752,397   $(15,669,377)
          Sale of 2,554 common shares under
             employee stock purchase plan.......       17,333           --             --
          Issuance of 2,712 common shares from
             treasury...........................           --        2,360         18,387
          Issuance of 162,500 common shares upon
             the exercise of stock options......      637,328           --             --
          Tax benefit from current and prior
             years' exercise of stock options...           --      434,000             --
                                                  -----------   ----------   ------------
        Balance, December 31, 1993..............   36,123,090    1,188,757    (15,650,990)
          Sale of 6,526 common shares under
             employee stock purchase plan.......       42,315           --             --
          Issuance of 2,340 common shares from
             treasury...........................           --        1,298         15,865
          Issuance of 126,000 common shares upon
             the exercise of stock options......      434,982           --             --
          Tax benefit from current and prior
             years' exercise of stock options...           --      241,000             --
                                                  -----------   ----------   ------------
        Balance, December 31, 1994..............   36,600,387    1,431,055    (15,635,125)
          Sale of 12,130 common shares under
             employee stock purchase plan.......       94,396           --             --
          Issuance of 4,638 common shares from
             treasury...........................           --        6,834         31,446
          Issuance of 123,150 common shares upon
             the exercise of stock options......      456,419           --             --
          Tax benefit from current year exercise
             of stock options...................           --      227,000             --
                                                  -----------   ----------   ------------
        Balance, December 31, 1995..............  $37,151,202   $1,664,889   ($15,603,679)
                                                  ===========   ==========   ============

     Earnings per share are based on the weighted average number of common shares outstanding (1993 -- 14,608,392, 1994 -- 14,743,926 and
1995 -- 14,881,968). The common share equivalents (employee stock options) have not entered into the computation of earnings per share because their inclusion in each year reported would have been immaterial. Fully-diluted earnings per share do not differ materially from primary earnings per share.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 7: INCENTIVE AND DEFERRED COMPENSATION PLANS.

     The Company has incentive compensation plans for its officers and other key management personnel. The amounts charged to expense for the years ended December 31, 1993, 1994 and 1995 aggregated $1,760,967, $2,146,905 and
$2,577,692, respectively.

     The Company has established a deferred compensation plan for executives and other key employees. The plan provides for benefit payments upon termination of employment, retirement, disability, or death. The Company recognizes the cost of this plan over the projected service lives of the participating employees based on the present value of the estimated future payments to be made. The plan is funded by insurance contracts on the lives of the participants, and investments in insurance contracts (included in other assets) aggregating $5,623,123 as of December 31, 1994 and 1995. The deferred compensation obligations, which aggregated $5,460,677 and $5,952,958 as of December 31, 1994 and 1995,
respectively, are included in other non-current liabilities, with the current portion ($180,207 and $186,854 at December 31, 1994 and 1995, respectively) included in other accrued expenses.

     The Company adopted the Coachmen Assisted Retirement For Employees (C.A.R.E.) program effective January 1, 1994. All full-time employees of the Company (subject to certain eligibility restrictions) are eligible to participate. C.A.R.E. provides a mechanism for each eligible employee to establish an individual retirement account and receive matching contributions from the Company based on the amount contributed by the employee, the employee's years of service and the profitability of the Company. Company matching contributions charged to expense under the C.A.R.E. program aggregated $546,984 and $537,118 for the years ended December 31, 1994 and 1995, respectively.

NOTE 8: INCOME TAXES.

     Income taxes are summarized as follows:

                                                       1993         1994         1995
                                                    ----------   ----------   -----------
        Federal:
          Current.................................  $2,000,000   $7,918,000   $ 9,530,000
          Deferred................................  (2,000,000)    (730,000)      (79,000)
                                                    ----------   ----------   -----------
                                                            --    7,188,000     9,451,000
                                                    ----------   ----------   -----------
        State:
          Current.................................     450,000      968,000       971,000
          Deferred................................    (450,000)    (128,000)      (14,000)
                                                    ----------   ----------   -----------
                                                            --      840,000       957,000
                                                    ----------   ----------   -----------
                  Total...........................  $       --   $8,028,000   $10,408,000
                                                    ==========   ==========   ===========

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     The following is a reconciliation of the provision for income taxes computed at the federal statutory rate (34% in 1993, 35% in 1994 and 35% in 1995) to the reported provision for income taxes:

                                                          1993          1994         1995
                                                       -----------   ----------   -----------
    Computed federal income tax at federal statutory
      rate...........................................  $ 4,344,000   $7,984,000   $ 9,785,000
    Changes resulting from:
      Nontaxable life insurance proceeds.............     (285,000)          --            --
      Foreign Sales Corporation subject to lower tax
         rate........................................     (230,000)    (186,000)     (222,000)
      State income taxes, net of federal income tax
         benefit.....................................           --      546,000       622,000
      Alternative minimum tax credit.................     (275,000)          --            --
      Tax benefit of utilization of net operating
         loss carryforward...........................   (2,233,000)          --            --
      Valuation allowance............................   (1,519,000)    (526,000)           --
      Other, net.....................................      198,000      210,000       223,000
                                                       -----------   ----------   -----------
              Total..................................  $        --   $8,028,000   $10,408,000
                                                       ===========   ==========   ===========

     The components of the net deferred tax assets as of December 31, 1994 and 1995 are as follows:

                                                                1994           1995
                                                             ----------     -----------
        Current deferred tax asset:
          Accrued warranty expense.........................  $1,084,000     $ 1,321,000
          Allowance for doubtful receivables...............     394,000         317,000
          Other............................................     476,000       1,027,000
                                                             ----------     -----------
                  Net current deferred tax asset...........  $1,954,000     $ 2,665,000
                                                             ==========     ===========
        Noncurrent deferred tax asset (liability):
          Deferred compensation............................  $2,220,000     $ 2,400,000
          Operating loss carryforwards, primarily state....     600,000              --
          Property and equipment...........................    (727,000)     (1,441,000)
          Intangible assets................................          --         (84,000)
                                                             ----------     -----------
                                                              2,093,000         875,000
             Less, valuation allowance.....................     600,000              --
                                                             ----------     -----------
                  Net noncurrent deferred tax asset........  $1,493,000     $   875,000
                                                             ==========     ===========

NOTE 9: ACQUISITIONS AND DISPOSITIONS.

     On January 3, 1995, the Company acquired all of the issued and outstanding capital stock of Georgie Boy Mfg., Inc. ("Georgie Boy") a manufacturer of Class A motorhomes. The purchase price aggregated $12.8 million and consisted of $6.7 million in cash and a $6.1 million promissory note payable to the seller. In conjunction with the acquisition, the Company assumed liabilities of $8,757,000.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 9: ACQUISITIONS AND DISPOSITIONS (CONCLUDED).

     The acquisition was accounted for using the purchase method, and the operating results of Georgie Boy have been included in the Company's 1995 consolidated financial statements from the date of acquisition. The excess of the purchase price over the cost of acquired net assets ("goodwill") of $5.0 million is being amortized on a straight-line basis over forty years. Unaudited pro forma financial information for 1994, as if this acquisition had occurred on January 1, 1994, is as follows:

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1994
                                                                      (UNAUDITED)
                                                                   -----------------
            Net sales............................................    $ 483,870,000
            Net income...........................................       15,896,000
            Net income per share.................................             1.08

     On September 23, 1994, the Company acquired substantially all of the operating assets of the North Carolina division of Muncy Building Enterprises, L.P. ("Muncy"), a manufacturer of modular homes. The assets acquired consisted principally of property and equipment and inventories of modular homes. The purchase price of $2,761,740 was allocated to the assets acquired and consisted of $1,387,740 in cash and $1,374,000 of assumed liabilities, including long-term debt of $843,917. The acquisition was accounted for as a purchase and, accordingly, the operating results of Muncy are included in the Company's consolidated financial statements from the date of acquisition. Pro forma results of operations for 1993 and 1994 are not presented herein as the amounts would not be materially different from the Company's historical results.

     On April 29, 1994, the Company sold certain assets of its wholly owned subsidiary, Southern Ambulance Builders, Inc., for $1,589,809 consisting of $789,809 in cash and a promissory note for $800,000, which was subsequently collected. The assets sold consisted of inventories, property and equipment (excluding land) and other miscellaneous assets. The sales price equaled the net book value of the assets sold. In a separate transaction, the Company sold certain land of Southern Ambulance Builders, Inc. for $611,998 in cash, resulting in a pre-tax gain of $170,129.

     In addition, during 1994, the Company sold its 52% ownership interest in Luxury Conversions for $133,721, and substantially all the assets of its wholly owned subsidiary, Auranco, for $1,129,320. The Auranco transaction resulted in a pre-tax gain of $143,907. There was no gain or loss on the Luxury Conversions sale.

NOTE 10: COMMITMENTS AND CONTINGENCIES.

  Lease Commitments

     The Company leases various manufacturing and office facilities under noncancelable agreements which expire at various dates through November 2006. Several of the leases contain renewal options and options to purchase and require the payment of property taxes, normal maintenance and insurance on the properties. Certain office and delivery equipment are also leased under various noncancelable agreements. The above described leases are accounted for as operating leases.

     Future minimum annual lease commitments at December 31, 1995 aggregated $3,476,300 and are payable as follows: 1996 -- $1,037,600; 1997 -- $1,008,700;
1998 -- $834,900; 1999 -- $374,500; 2000 -- $123,000 and thereafter -- $97,600.

     Total rental expense for the years ended December 31, 1993, 1994 and 1995 aggregated $1,604,576, $1,396,183 and $1,222,156, respectively.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

  Obligation to Purchase Consigned Inventories

     The Company obtains vehicle chassis for its recreational and specialized vehicle products directly from automobile manufacturers under converter pool agreements. The agreements generally provide that the manufacturer will provide a supply of chassis at the Company's various production facilities under the terms and conditions as set forth in the agreement. Chassis are accounted for as consigned inventory until either assigned to a unit in the production process or 90 days have passed. At the earlier of these dates, the Company is obligated to purchase the chassis and it is recorded as inventory. At December 31, 1994 and 1995, chassis inventory, accounted for as consigned inventory, approximated $14.0 million and $18.0 million, respectively.

  Repurchase Agreements

     The Company is contingently liable to banks and other financial institutions on repurchase agreements in connection with financing provided by such institutions to most of the Company's independent dealers in connection with their purchase of the Company's recreational vehicle products. These agreements provide for the Company to repurchase its products from the financial institution in the event that they have repossessed them upon a dealer's default. Although the total contingent liability approximated $129 million at December 31, 1995 ($90 million at December 31, 1994), the risk of loss resulting from these agreements is spread over the Company's numerous dealers and is further reduced by the resale value of the products repurchased.

  Self-Insurance

     The Company is self-insured for a portion of its product liability and certain other liability exposures. Depending on the nature of the claim and the date of occurrence, the Company's maximum exposure ranges from $250,000 to $500,000 per claim. The Company accrues an estimated liability based on various factors, including sales levels and the amount of outstanding claims. Management believes the liability recorded is adequate to cover the Company's self-insured risk.

  Litigation

     The Company is involved in various legal proceedings which are ordinary routine litigations incidental to the industry and which are covered in whole or in part by insurance. Management believes that any liability which may result from these proceedings will not be significant.

NOTE 11: INSURANCE SETTLEMENT.

     On August 14, 1995, a fire destroyed the Company's Prodesign production facility. The loss was covered by insurance and estimated insurance proceeds in excess of the net book value of destroyed assets and related expenses resulted in a gain of $2.1 million which is included in other nonoperating income. Other receivables at December 31, 1995 include $2.4 million of estimated insurance recoveries.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

NOTE 12: UNAUDITED INTERIM FINANCIAL INFORMATION.

     Certain selected unaudited quarterly financial information for the years ended December 31, 1994 and 1995 is as follows:

                                                                 1994
                                                             QUARTER ENDED
                                    ---------------------------------------------------------------
                                      MARCH 31         JUNE 30        SEPTEMBER 30     DECEMBER 31
                                    ------------     ------------     ------------     ------------
Net sales.........................  $ 93,635,237     $100,320,091     $102,974,854     $ 97,093,592
Gross profit......................    12,111,138       15,592,188       15,345,676       15,408,065
Income before income taxes........     3,313,785        6,584,343        6,140,566        6,773,400
Net income........................     2,620,785        4,118,343        3,808,566        4,236,400
Net income per common share.......           .18              .28              .26              .29

                                                                 1995
                                                             QUARTER ENDED
                                    ---------------------------------------------------------------
                                      MARCH 31         JUNE 30        SEPTEMBER 30     DECEMBER 31
                                    ------------     ------------     ------------     ------------
Net sales.........................  $131,770,379     $128,192,670     $130,973,395     $124,925,621
Gross profit......................    16,562,112       17,960,958       18,661,458       18,050,871
Income before income taxes........     5,086,464        6,709,086        7,458,426        8,703,424
Net income........................     3,203,464        4,212,086        4,683,426        5,450,424
Net income per common share.......           .22              .28              .31              .37

     The fourth quarter of 1995 includes a $2.1 million pre-tax gain on insurance settlements (see Note 11).

     The common share equivalents described in Note 6 did not enter into the computations of net income per common share for any of the quarters during 1994 and 1995 because their inclusion was immaterial.

     The sum of quarterly earnings per share for the four quarters may not equal annual earnings per share due to changes in the average common shares.

NOTE 13: SUBSEQUENT EVENTS.

     On July 17, 1996, the Board of Directors declared a two-for-one stock split of the Company's common shares, which was paid on August 28, 1996 to shareholders of record on August 7, 1996. All share and per share data in the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect this stock split.

     Also on July 17, 1996, the Board of Directors adopted a resolution to amend the Company's Articles of Incorporation to increase the authorized common shares from 30,000,000 shares to 60,000,000 shares.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                                                                 SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
                                      ASSETS
CURRENT ASSETS
  Cash and temporary cash investments.........................................   $  26,853,025
  Certificates of deposit.....................................................         500,000
  Trade receivables and current portion of notes receivable, less allowance
     for doubtful receivables of $1,048,000...................................      30,864,067
  Other receivables...........................................................       1,883,291
  Inventories.................................................................      64,352,179
  Prepaid expenses and other..................................................       1,366,374
  Deferred income taxes.......................................................       2,665,000
                                                                                  ------------
       Total current assets...................................................     128,483,936
                                                                                  ------------
PROPERTY AND EQUIPMENT, at cost
  Land and improvements.......................................................       6,770,639
  Buildings and improvements..................................................      33,632,165
  Machinery and equipment.....................................................      13,133,044
  Transportation equipment....................................................      10,330,812
  Office furniture and fixtures...............................................       4,761,627
                                                                                  ------------
                                                                                    68,628,287
  Less, Accumulated depreciation..............................................      28,520,970
                                                                                  ------------
                                                                                    40,107,317
                                                                                  ------------
OTHER ASSETS
  Real estate held for sale...................................................       3,627,322
  Rental properties...........................................................         879,715
  Intangibles, less accumulated amortization of $346,849......................       5,097,427
  Deferred income taxes.......................................................         875,000
  Other.......................................................................       8,847,827
                                                                                  ------------
                                                                                    19,327,291
                                                                                  ------------
TOTAL ASSETS..................................................................   $ 187,918,544
                                                                                  ============
                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt........................................   $   2,108,979
  Accounts payable, trade.....................................................      29,297,459
  Accrued wages, salaries and commissions.....................................       5,201,283
  Accrued dealer incentives...................................................       2,046,807
  Accrued warranty expense....................................................       4,417,314
  Accrued income taxes........................................................       2,645,340
  Other accrued expenses......................................................      12,257,440
                                                                                  ------------
       Total current liabilities..............................................      57,974,622
LONG-TERM DEBT................................................................      10,260,075
OTHER.........................................................................       6,363,202
                                                                                  ------------
       Total liabilities......................................................      74,597,899
                                                                                  ------------
SHAREHOLDERS' EQUITY
  Common shares, without par value: authorized 60,000,000 shares; issued
     18,441,624 shares........................................................      38,139,317
  Additional paid-in capital..................................................       1,693,312
  Retained earnings...........................................................      89,064,453
                                                                                  ------------
                                                                                   128,897,082
  Less, Cost of shares reacquired for the treasury, 3,340,996 shares..........      15,576,437
                                                                                  ------------
       Total shareholders' equity.............................................     113,320,645
                                                                                  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................................   $ 187,918,544
                                                                                  ============

           See notes to condensed consolidated financial statements.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                 THREE MONTHS                    NINE MONTHS
                                             ENDED SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                         ----------------------------    ----------------------------
                                             1995            1996            1995            1996
                                         ------------    ------------    ------------    ------------
Net sales.............................   $130,973,395    $154,244,238    $390,936,444    $469,599,312
Cost of goods sold....................    112,311,937     130,087,358     337,751,916     401,328,935
                                         ------------    ------------    ------------    ------------
          Gross profit................     18,661,458      24,156,880      53,184,528      68,270,377
                                         ------------    ------------    ------------    ------------
Operating expenses:
  Selling and delivery................      6,753,034       6,572,380      19,586,516      20,545,700
  General and administrative..........      4,308,232       4,888,141      14,428,916      16,151,897
                                         ------------    ------------    ------------    ------------
                                           11,061,266      11,460,521      34,015,432      36,697,597
                                         ------------    ------------    ------------    ------------
          Operating income............      7,600,192      12,696,359      19,169,096      31,572,780
                                         ------------    ------------    ------------    ------------
Nonoperating income (expense):
  Interest expense....................       (793,353)       (398,520)     (2,306,449)     (1,239,555)
  Interest income.....................        372,889         374,114         891,010         979,056
  Gain on sale of properties, net.....         13,394           1,979         786,540         728,548
  Other, net..........................        265,304         509,631         713,779         958,430
                                         ------------    ------------    ------------    ------------
                                             (141,766)        487,204          84,880       1,426,479
                                         ------------    ------------    ------------    ------------
          Income before income taxes
            and cumulative effect of
            accounting change.........      7,458,426      13,183,563      19,253,976      32,999,259
Income taxes..........................      2,775,000       4,851,000       7,155,000      12,024,000
                                         ------------    ------------    ------------    ------------
          Income before cumulative
            effect of accounting
            change....................      4,683,426       8,332,563      12,098,976      20,975,259
Cumulative effect of accounting change
  for Company-owned life insurance
  policies............................             --              --              --       2,293,983
                                         ------------    ------------    ------------    ------------
          Net income..................   $  4,683,426    $  8,332,563    $ 12,098,976      23,269,242
                                         ============    ============    ============    ============
Earnings per common share:
     Income before cumulative effect
       of accounting change...........   $        .31    $        .55    $        .81    $       1.40
     Cumulative effect of accounting
       change.........................             --              --              --             .15
                                         ------------    ------------    ------------    ------------
     Net income.......................   $        .31    $        .55    $        .81    $       1.55
                                         ============    ============    ============    ============
Weighted average number of common
  shares outstanding..................     14,895,930      15,070,652      14,871,300      15,028,672
                                         ============    ============    ============    ============
Cash dividends per common share.......   $       .035    $        .05    $       .105    $       .135
                                         ============    ============    ============    ============

           See notes to condensed consolidated financial statements.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED SEPTEMBER
                                                                                30,
                                                                    ----------------------------
                                                                        1995            1996
                                                                    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net cash provided by operating activities......................   $ 18,707,227    $ 22,764,705
                                                                    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from:
     Sale of property and equipment, real estate held for sale
       and rental properties.....................................      2,899,362       1,380,557
     Sale of investments.........................................        263,888              --
  Acquisitions of property and equipment.........................    (10,162,117)    (12,066,649)
  Acquisition of a business, net of acquired cash................     (4,313,046)             --
  Unexpended industrial revenue bond proceeds....................      3,337,122              --
  Proceeds from life insurance death benefit.....................             --         171,770
  Other..........................................................        (92,417)        466,562
                                                                    ------------    ------------
     Net cash (used in) investing activities.....................     (8,067,208)    (10,047,760)
                                                                    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments of short-term borrowings..............................       (900,000)             --
  Payments of long-term debt.....................................     (1,598,786)     (1,843,174)
  Cash dividends paid............................................     (1,561,372)     (2,029,605)
  Proceeds from issuance of common shares........................        352,687         988,115
                                                                    ------------    ------------
     Net cash (used in) financing activities.....................     (3,707,471)     (2,884,664)
                                                                    ------------    ------------
Increase in cash and temporary cash investments..................      6,932,548       9,832,281
CASH AND TEMPORARY CASH INVESTMENTS
  Beginning of period............................................     19,534,385      17,020,744
                                                                    ------------    ------------
  End of period..................................................   $ 26,466,933    $ 26,853,025
                                                                    ============    ============
Noncash investing and financing activities:
  Liabilities assumed in acquisition of a business...............   $  8,757,472    $         --
  Long-term debt issued in conjunction with acquisition of a
     business....................................................      6,141,129              --

           See notes to condensed consolidated financial statements.

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996
                                  (UNAUDITED)

NOTE A: BASIS OF PRESENTATION.

     In the opinion of management, the information furnished herein includes all adjustments of a normal and recurring nature necessary to reflect a fair statement of the interim periods reported. The results of operations for the three and nine-month periods ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

NOTE B: INVENTORIES.

     Inventories consist of the following:

                                                                            SEPTEMBER 30,
                                                                                1996
                                                                            ------------
        Raw material.....................................................   $ 23,423,558
        Work in-process..................................................      7,867,030
        Finished goods...................................................     33,061,591
                                                                            ------------
             Total.......................................................   $ 64,352,179
                                                                            ============

NOTE C: ACCOUNTING CHANGE.

     Effective January 1, 1996, the Company changed its method of accounting for its investments in life insurance contracts which were purchased to fund liabilities under deferred compensation agreements with executives and other key employees. Prior to January 1, 1996, the Company accounted for its investments in life insurance contracts by capitalizing premiums under the ratable charge method (a method of accounting which was acceptable when the insurance contracts were originally acquired and continued to be acceptable for contracts acquired prior to November 14, 1985). Effective January 1, 1996, the Company changed to the cash surrender value method of accounting which is the preferred method under generally accepted accounting principles, as this method more accurately reflects the economic value of the contracts.

     On January 1, 1996, the Company recorded a $2.3 million noncash credit for the cumulative effect of this accounting change. This accounting method change also increased net income for the nine months ended September 30, 1996 by $749,970 or $.05 per share. On a pro forma basis, net income and net income per share for the nine months ended September 30, 1995 would have been $12,656,520 and $.85, respectively, if this accounting change had been made prior to 1995.

NOTE D: COMMON STOCK MATTERS.

     On July 17, 1996, the Board of Directors declared a two for-one stock split of the Company's common shares, which was paid on August 28, 1996 to shareholders of record on August 7, 1996. All share and per share data in the accompanying condensed consolidated financial statements have been retroactively restated to reflect this stock split.

     Also on July 17, 1996, the Board of Directors adopted a resolution to amend the Company's Articles of Incorporation to increase the authorized common shares from 30,000,000 shares to 60,000,000 shares.

NOTE E: COMMITMENTS AND CONTINGENCIES.

     The Company was contingently liable at September 30, 1996 to banks and other financial institutions on repurchase agreements in connection with financing provided by such institutions to most of the Company's independent dealers in connection with their purchase of the Company's recreational vehicle products. These

                   COACHMEN INDUSTRIES, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)
   FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996
                                  (UNAUDITED)

agreements provide for the Company to repurchase its products from the financing institution in the event that they have repossessed them upon a dealer's default. The risk of loss resulting from these agreements is spread over the Company's numerous dealers and is further reduced by the resale value of the products repurchased. The Company is involved in various legal proceedings which are ordinary litigations incidental to the industry and which are covered in whole or in part by insurance. Management believes that any liability which may result from these proceedings will not be significant.

NOTE F: SUBSEQUENT EVENT.

     On October 18, 1996, the Company's Board of Directors approved a resolution to cancel the Company's stock repurchase program.

               [Picture of Folding Camping Trailer by Viking Rv]

                     [Picture of Executive and Task Seating
                                by Lux Company]

                 [Picture of Destiny Luxury Class A Motorhome]

                   [Picture of Coachmen Ranger Truck Camper]

                     [Picture of Fiberglass Running Boards
                          from Viking Formed Products]

         [Picture of All American Homes' Easton Cape Cod--Modular Home]

                                     (LOGO)

          ------------------------------------------------------------
          ------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED.

                               ------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Available Information...................................   3
Incorporation of Certain Documents by Reference.........   3
Prospectus Summary......................................   4
Cautionary Statement Regarding Forward Looking
  Information...........................................   7
Investment Considerations...............................   7
Use of Proceeds.........................................  10
Dividend Policy.........................................  10
Capitalization..........................................  10
Price Range of Common Stock.............................  10
Selected Consolidated Financial Data....................  11
Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................  12
Business................................................  16
Management..............................................  22
Description of Common Stock.............................  23
Underwriting............................................  24
Legal Matters...........................................  25
Experts.................................................  25
Index to Consolidated Financial Statements.............. F-1

          ------------------------------------------------------------
          ------------------------------------------------------------

          ------------------------------------------------------------
          ------------------------------------------------------------

                                1,800,000 SHARES

                                  COACHMEN LOGO

                                    COACHMEN
                                INDUSTRIES, INC.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                            OPPENHEIMER & CO., INC.

                               NOVEMBER 14, 1996

          ------------------------------------------------------------
          ------------------------------------------------------------